Exhibit 99.8

CLARMIN EXPLORATIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON

August 13, 2020

9:00 A.M. VANCOUVER TIME

Northwest Law Group

704 – 595 Howe Street

Vancouver, BC V6C 2T5

July 15, 2020

PARTICULARS OF MATTERS TO BE ACTED UPON ..............................................................		15
1.	Board of Directors Resolution .............................................................................	16
2.	Election of Directors...........................................................................................	16
3.	Auditor Resolution..............................................................................................	23
4.	Equity Incentive Plan Resolution........................................................................	24
ADDITIONAL INFORMATION...................................................................................................		36
DIRECTOR APPROVAL ............................................................................................................		37
APPENDIX "A" THE BOARD RESOLUTION...............................................................................		I
APPENDIX "B" DIRECTOR ELECTION RESOLUTION ..............................................................		II
APPENDIX "C" AUDITOR RESOLUTION ..................................................................................		III
APPENDIX "D" EQUITY INCENTIVE PLAN RESOLUTION.....................................................		IV
APPENDIX "E" DELISTING RESOLUTION ...............................................................................		V
APPENDIX "F" DISPOSITION RESOLUTION..........................................................................		VI
APPENDIX "G" CONTINUATION RESOLUTION....................................................................		VII
APPENDIX "H" RESULTING ISSUER AUDIT COMMITTEE CHARTER................................		VIII
APPENDIX "I" NEW ARTICLES.............................................................................................		XIV
APPENDIX "J" NEW BY-LAWS ...............................................................................................		XV
APPENDIX "K" RIGHTS OF DISSENT ...................................................................................		XVI
APPENDIX "L" EQUITY INCENTIVE PLAN ...........................................................................		XVII

CLARMIN EXPLORATIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT an Annual and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares (the "Common Shares") in the capital of Clarmin Explorations Inc. (the "Corporation") will be held at Suite 704, 595 Howe Street, Vancouver, British Columbia on August 13, 2020 at 9:00 a.m. (Vancouver time) for the following purposes:

1.to consider and, if thought advisable, approve with or without variation, an ordinary resolution, the full text of which is set forth in Appendix "A" to the Circular, to fix the number of directors on the board of directors of the Corporation (the "Board of Directors") at five (5), to take effect only in the event that the Business Combination (as defined in the Circular) is completed; and to fix the number of directors on the Board of Directors to three

(3)until the earlier of: (i) the next annual meeting of Shareholders; and (ii) 12:01 a.m. on the day following the effective date of the Business Combination (the "Effective Time of the Business Combination") (the "Board of Directors Resolution");

2.to elect, conditional on and effective following the closing of the Business Combination, Paul Glavine, Eric So, John Kanakis, Eric Hoskins and Grant Froese as the new directors of the Corporation, to take effect only in the event that the Business Combination is completed, the full text of which is set forth in Appendix "B" to the Circular; and to elect the current directors of the Corporation, Nico Civelli, Mark Lawson and Matthew Sutcliffe, to serve as directors of the Corporation until the earlier of: (i) the next annual meeting of Shareholders or until their successors are elected or appointed; and (ii) the Effective Time of the Business Combination (the "Director Election Resolution");

3.to appoint Zeifmans LLP as the auditor of the Corporation to hold office conditional on and effective following the closing of the Business Combination and to authorize the directors of the Corporation to fix the remuneration of the auditor so appointed, the full text of which is set forth in Appendix "C" to the Circular, to take effect on the Effective Time of the Business Combination; and to appoint Wolrige Mahon LLP as the auditor of the Corporation, to serve as auditors of the Corporation for the ensuing year if the Business Combination is not completed (the "Auditor Resolution");

4.to consider and, if thought advisable, approve with or without variation, an ordinary resolution, the full text of which is set forth in Appendix "D" to the Circular, to authorize and approve the adoption of a new equity incentive plan of the Corporation, to be implemented only in the event that the Business Combination is completed (the "Equity Incentive Plan Resolution");

5.to consider and, if thought advisable, approve with or without variation, an ordinary resolution, the full text of which is set forth in Appendix "E" to the Circular, to authorize and approve the delisting of the Common Shares from the TSX Venture Exchange (the "Delisting Resolution");

6.to consider and, if thought advisable, approve with or without variation, a special resolution, the full text of which is set forth in Appendix "F" to the Circular, to authorize and approve the disposition of all assets and liabilities of the Corporation, including but not limited to the disposition of the Benton Property (the "Disposition Resolution");

7.to consider and, if thought advisable, approve with or without variation, a special resolution, the full text of which is set forth in Appendix "G" to the Circular, to authorize and approve the continuation from a company incorporated under the laws of British Columbia to a corporation continued under the laws of Ontario (the "Continuation Resolution"); and

8.to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

The Continuation Resolution and the Disposition Resolution must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The Board of Directors Resolution, the Director Election Resolution, the Auditor Resolution, the Equity Incentive Plan Resolution and the Delisting Resolution must be approved by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

This notice of Meeting is accompanied by: (a) the Circular; and (b) either a form of proxy for registered Shareholders or a voting instruction form for beneficial Shareholders. The Circular accompanying this notice of Meeting is incorporated into and shall be deemed to form part of this notice of Meeting.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is July 10, 2020 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournments or postponements thereof in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournments or postponements thereof. To be effective, the enclosed form of proxy must be received by Computershare Investor Services Inc. by no later than 9:00 a.m. on August 11, 2020 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting.

The above time limit for deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

DATED this 15th day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Nico Civelli"

Nico Civelli

Chief Executive Officer

CLARMIN EXPLORATIONS INC.

MANAGEMENT INFORMATION CIRCULAR

(Containing information as at July 15, 2020 unless indicated otherwise)

The resulting issuer from the proposed business combination (the "Resulting Issuer") will control an entity that is expected to continue as a mushroom life sciences company, focused on psychedelic medicines and nutraceutical products. Cybin Corp. ("Cybin") is focused on furthering research and development of psilocybin-based medications through its wholly owned division, Serenity Life Sciences Inc. Psilocybin is found in certain species of mushrooms and is a non-habit forming naturally occurring psychedelic compound. Cybin's wholly owned division, Natures Journey Inc., operates the Journey brand and is focused on developing proprietary medicinal mushroom products that target mental wellness, immune boosting, detoxification and overall general health and wellness.

SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Clarmin Explorations Inc. ("Clarmin" or the "Corporation") for use at the Annual General and Special Meeting of holders (the "Shareholders") of common shares in the capital of the Corporation (the "Common Shares") and any adjournment thereof to be held at Suite 704, 595 Howe Street, Vancouver, BC on the 13th day of August, 2020, at the hour of 9:00 A.M. (Vancouver time) (the "Meeting"). The enclosed proxy is being solicited by the management of the Corporation. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, by facsimile or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from Shareholders.

The contents and the sending of this Circular have been approved by the directors of the Corporation. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. All references to the Corporation shall include its subsidiaries as the context may require.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of proxy are directors and/or officers of the Corporation. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME

OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND SIGNING AND DATING THE PROXY, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. ("Computershare"), at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 no later than 9:00 a.m. on August 11, 2020 or, with respect to any matters to be dealt with at any adjournment of the Meeting, before the time of the re- commencement of the adjourned Meeting. Proxies delivered after such time(s) will not be accepted.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it prior to its use by an instrument in writing executed by the Shareholder or by his attorney duly authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and delivered to the registered office of the Corporation, Suite 704, 595 Howe Street, Vancouver, BC at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, preceding any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

(b)where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specifications made on such proxy.

SUCH COMMON SHARES WILL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the notice of Meeting, and with respect to any other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non- registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only registered Shareholders are entitled to vote at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers' clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to forward all proxy-related materials to and to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge"). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote the Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Common Shares voted.

This Circular and accompanying materials are being sent to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners", or "OBO's") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners", or "NOBO's"). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers, issuers may request and obtain a list of their NOBO's from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The OBO's can expect to be contacted by Broadridge or their broker or their broker's agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular and the accompanying form of proxy and notice of Meeting are to Shareholders of record unless specifically stated otherwise.

BUSINESS COMBINATION

The Business Combination

On June 26, 2020, the Corporation, 2762898 Ontario Inc., a subsidiary of the Corporation ("ON Subco") and Cybin Corp. ("Cybin") entered into an amalgamation agreement (the "Definitive Agreement") whereby the Corporation, Cybin, and ON Subco will combine their respective businesses (the "Business Combination"). Pursuant to the Definitive Agreement, the Corporation has agreed to, among other things, call the Meeting to seek approval of Shareholders for the Board of Directors Resolution, the Director Election Resolution, the Auditor Resolution, the Equity Incentive Plan Resolution, the Delisting Resolution, the Disposition Resolution and the Continuation Resolution (collectively, the "Business Combination Resolutions"). Upon the satisfaction or waiver of the conditions to the completion of the Business Combination, including without limitation the completion of a consolidation of shares of the Corporation, the parties will complete the Business Combination.

As part of the completion of the Business Combination, the Corporation intends to change its name to "Cybin Corporation", or such other name as may be determined by Cybin, subject to applicable regulatory approval.

Benefits of the Business Combination

The Board of Directors believes that the Business Combination will have the following benefits for the Shareholders:

(a)the Corporation will acquire an economic interest in the business of Cybin and the funds raised by Cybin pursuant to a financing of subscription receipts to be undertaken by Cybin;

(b)Shareholders will be in a position to participate in future value creation and growth opportunities in the business of Cybin;

(c)the proposed management team and nominees to the Board of Directors have extensive experience in the psychedelic medicines and nutraceutical products industry and have been responsible for substantial stakeholder value creation and have demonstrated capabilities in financing, acquiring, and developing assets;

(d)the Cybin management team and nominees to the Board of Directors have high visibility in the psychedelic medicines and nutraceutical products industry and investment community, and significant relationships with key sector investors and analysts that should help to attract strong retail and institutional support; and

(e)the Corporation is expected to have increased share trading liquidity and will have a greater market capitalization that is attractive to a wider range of investors than that offered by Cybin prior to the Business Combination.

Recommendation of the Board of Directors

SHAREHOLDERS ARE NOT REQUIRED TO APPROVE THE BUSINESS COMBINATION AT THIS MEETING. Full details regarding Cybin and the Business Combination will be disclosed by the Corporation in a Form 2A Listing Statement (the "Listing Statement") to be prepared and filed with the Canadian Securities Exchange (the "CSE"), the posting thereof is not expected to occur until after the date of the Meeting. Subject to receipt of all requisite approvals, including from the CSE, the Business Combination is anticipated to close in the third quarter of 2020. The Board of Directors has unanimously approved the Definitive Agreement and unanimously recommends that the Shareholders vote IN FAVOUR of the Business Combination Resolutions at the Meeting.

There are a number of risks associated with the Business Combination. The principal risk factors will be set out in the Listing Statement.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, no Director or executive officer of the Corporation, nor any proposed nominee for election as a Director of the Corporation, nor any of the persons who have been Directors or executive officers of the Corporation since the beginning of the financial year ended July 31, 2019 and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting (other than the election of Director).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Shareholders of record as of July 10, 2020 (the "Record Date") are entitled to receive notice and attend and vote at the Meeting, either in person or by proxy. The Corporation is authorized to issue an unlimited number of Common Shares without par value. As at the date of this Circular, the Corporation had 14,200,001 Common Shares issued and outstanding. Each Common Share entitles the holder to one vote in respect of any matter that may come before the Meeting.

As at the date of this Circular, to the knowledge of the directors and senior officers of the Corporation, and based on the Corporation's review of the records maintained by Computershare, electronic filings with System for Electronic Document Analysis and Retrieval (SEDAR) and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), no person owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation except as set forth below:

Name	No. of Common Shares	Percentage of Outstanding
	Owned or Controlled	Common Shares

Nico Civelli	2,400,000	16.9%

As at the date of this Circular, the current Directors and senior officers of the Corporation as a group beneficially owned, directly or indirectly 2,400,000 Common Shares constituting approximately 16.9% of the issued and outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any of the foregoing persons has been indebted to the Corporation at any time since the commencement of the Corporation's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Corporation at any time since the beginning of the financial year ended July 31, 2019 with respect to any indebtedness of any such person.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, no Director or executive officer of the Corporation, nor any proposed nominee for election as a Director of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial year ended July 31, 2019, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation.

EXECUTIVE COMPENSATION

The Compensation Discussion and Analysis section explains the compensation program for the fiscal year ended July 31, 2019 for the Corporation's Named Executive Officers (as that term is defined under applicable securities legislation).

Compensation Discussion and Analysis

The compensation of the executive officers is determined by the Board of Directors of Directors, based in part on recommendations from the Chief Executive Officer. The Board of Directors evaluates individual executive performance with the goal of setting compensation at levels that they believe are comparable with executives in other companies of similar size and stage of development operating in the same industry. In connection with setting appropriate levels of compensation, the Board of Directors base their decisions on their general business and industry knowledge and experience and publicly available information of comparable companies while also taking into account our relative performance and strategic goals.

The executive officer compensation consists of two basic elements: (i) base salary; and (ii) incentive stock options. The details are set out in the Summary Compensation Table.

The base salary established for each executive officer is intended to reflect each individual's responsibilities, experience, prior performance and other discretionary factors deemed relevant by the Board of Directors. In deciding on the salary portion of the compensation of the executive officers, major consideration is given to the fact that the Corporation is an early stage exploration company and does not generate any material revenue and must rely exclusively on funds raised from equity financing. Therefore, greater emphasis may be put on incentive stock option compensation.

The incentive stock option portion of the compensation is designed to provide the executive officers of the Corporation with a long-term incentive in developing the Corporation's business. Options granted under the Corporation's stock option plan are approved by the Board of Directors, and if applicable, its subcommittees, after consideration of the Corporation's overall performance and whether the Corporation has met targets set out by the executive officers in their strategic plan.

Summary Compensation tables

The following tables set forth the compensation paid, awarded, or to be paid or awarded to the Named Executive Officers (NEO): Chief Executive Officer; Chief Financial Officer; three most highly compensated individuals of the Corporation whose total compensation was more than $150,000; and/or individuals who would be an NEO but for the fact that they are neither an executive officer, nor acting in a similar capacity, at the end of that financial year:

Non-Equity Incentive
Plan Compensation
($)

	Year		Share-	Option-	Annual	Long-	Pension	All other	Total
Name and	Ended	Salary	Based	based		Term
					Incentive		Value	compen-	compensation
Position	July	($)	Awards	Awards		Incentive
					Plans		($)	sation	($)
	31		($)	($)		Plans
($)

Nico Civelli	2019	-	-	-	-	-	-	-	-
CEO and	2018	-	-	-	-	-	-	-	-
President			-	-				-
Harry	2019	11,439			-	-	-		11,439
Nijjar(1)			-	-	-	-	-	-
	2018	8,881							8,881
CFO
		-	-	-	-	-	-	-	-
Matthew	2019
Sutcliffe		-	-	-	-	-	-	-	-
	2018
Director
		-	-	-	-	-	-	-	-
Mark	2019
Lawson		-	-	-	-	-	-	-	-
	2018
Director

Notes:

(1)Mr. Harry Nijjar was appointed Chief Financial Officer of the Corporation on April 24, 2017. Mr. Nijjar is an employee of Malaspina Consultants Inc., which provides accounting services to the Corporation. The Corporation paid to Malaspina Consultants Inc. for the accounting and administrative services provided to the Corporation the following: $11,439 for the year ended July 31, 2019 and $8,881 for the year ended July 31, 2018. Malaspina Consultants Inc. is a private company that provides out sourced accounting services to junior public companies.

Stock Options and Other Compensation Securities and Instruments

The following table of compensation securities provides a summary of all compensation securities granted, or issued by the Corporation to each NEO and directors of the Corporation for the fiscal year ended July 31, 2019, for services provided, directly or indirectly, to the Corporation.

Option-Based Awards	Share-Based Awards

No. of

securities Name and underlying Position unexercised

Options

(#)

		Value of	No. of Shares
Option	Option	Unexercised	or Units of
Exercise	Expiration	In-The-	Shares That
Price	Date	Money	Have Not
(#)		Options	Vested
		($)	(#)

Market or	Market or
Payout Value
Payout
of Vested
Value of
Share-
Shares-
Based
Based
Awards
Awards that
Not Paid or
Have Not
Distributed
Vested
($)

Nico Civelli	Nil	N/A			N/A	N/A	N/A
CEO and			N/A	N/A
President

Harry Nijjar	Nil	N/A		N/A	N/A	N/A	N/A

CFO			N/A
Matthew

Sutcliffe	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Director

Mark	Nil

Lawson		N/A	N/A	N/A	N/A	N/A	N/A
Director

During the fiscal year ended July 31, 2019, there was none of the NEOs or directors exercised any compensation securities of the Corporation.

Employment, Consulting and Management Agreements

There are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or senior officers of the Corporation.

Oversight and Description of Director and Named Executive Officer Compensation

The Corporation has not adopted any specific policies or practices to determine the compensation for the Corporation's directors and officers, other than disclosed above. Given the Corporation's current stage of development, the Corporation does not currently have an active compensation committee in place.

Executive compensation awarded to the named executive officers consists of two components:

(i)management fees and (ii) stock options. The Corporation does not presently have a long-term incentive plan for its named executive officers. There is no policy or target regarding allocation between cash and noncash elements of the Corporation's compensation program.

Pension

The Corporation does not provide any pension benefits for directors or executive officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Corporation which have been authorized for issuance under equity compensation plans, for the financial year ended July 31, 2019:

Number of securities
remaining available for
	Number of securities	Weighted-average	future issuance under
	to be issued upon	exercise price of	equity compensation
	exercise of	outstanding	plans (excluding
	outstanding options,	options, warrants	securities reflected in
Plan Category	warrants and rights	and rights	column (a))

Equity compensation	1,350,000	$0.10	70,000
plans approved by
security holders

Equity compensation	Nil	Nil	Nil
plans not approved by
security holders

Total	1,350,000	$0.10	70,000

CORPORATE GOVERNANCE DISCLOSURE

Corporate Governance

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day to day management of the Corporation. The Board of Directors is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation's practices comply with the guidelines, however, the Board of Directors considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. The Corporation will continue to review and implement corporate governance guidelines as the business of the Corporation progresses and becomes more active in operations. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices in Form 58-101F2, which disclosure is set out below.

Board of Directors

The mandate of the Board of Directors is to supervise the management of the Corporation and to act in the best interests of the Corporation. The Board of Directors acts in accordance with:

(a)the Business Corporations Act (British Columbia);

(b)the Corporation's articles of incorporation;

(c)the charters of the Board of Directors and the Board of Directors committees; and

(d)other applicable laws and Corporation policies.

The Board of Directors approves all significant decisions that affect the Corporation before they are implemented. The Board of Directors supervises their implementation and reviews the results.

The Board of Directors has determined that all three of the proposed nominees for the Board of Directors would be considered "independent" following their election. The definition of independence used by the Board of Directors is that used by the TSX Venture Exchange ("TSX- V"). A director is independent if he has no "material relationship" with the Corporation. A "material relationship" is a relationship which could, in view of the Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgement. Certain types of relationships are by their nature considered to be material relationships. The Board of Directors is responsible for determining whether or not each director is an independent director.

The Board of Directors is actively involved in the Corporation's strategic planning process. The Board of Directors discusses and reviews all materials relating to the strategic plan with management. The Board of Directors is responsible for reviewing and approving the strategic plan. At least one Board of Directors meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board of Directors' approval for any transaction that would have a significant impact on the strategic plan.

The Board of Directors periodically reviews the Corporation's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Corporation's internal control and management information systems. The Board of Directors also monitors the Corporation's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board of Directors periodically discusses the systems of internal control with the Corporation's external auditor.

The Board of Directors is responsible for choosing the President and Chief Executive Officer and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board of Directors, including the limits on management's responsibilities and the corporate objectives to be met by the management.

The Board of Directors approves all the Corporation's major communications, including annual and quarterly reports, financing documents and press releases. The Corporation communicates with its stakeholders through a number of channels including its website. The Board of Directors approved the Corporation's communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls.

The Board of Directors, through its audit committee ("Audit Committee"), examines the effectiveness of the Corporation's internal control processes and management information systems. The Board of Directors consults with the external auditor and management of the Corporation to ensure the integrity of these systems. The external auditor submits a report to the Audit Committee each year on the quality of the Corporation's internal control processes and management information systems.

Orientation and Continuing Education

The Board of Directors briefs all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

Ethical Business Conduct

The Board of Directors has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board of Directors in which the director has an interest have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Corporation.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Corporation or an affiliate of the Corporation, (ii) is for indemnity or insurance for the benefit of the director in connection with the Corporation, or (iii) is with an affiliate of the Corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Corporation at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Corporation for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Corporation and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board of Directors members and recommending to the Board of Directors new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, show support for the Corporation's mission and strategic objectives, and a willingness to serve.

Compensation

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders. The Board of Directors decides the compensation of the Corporation's officers, based on industry standards and the Corporation's financial situation.

Other Board of Directors Committees

The Corporation and the Board of Directors has no committees other than the Audit Committee.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE

The Audit Committee assists the Corporation's Board of Directors in fulfilling its responsibilities for oversight of financial and accounting matters. The Audit Committee of the Resulting Issuer will review the financial reports and other financial information provided by the Resulting Issuer to regulatory authorities and its shareholder and will review the Resulting Issuer's system of internal controls regarding finance and accounting including auditing, accounting and financial reporting processes. The Resulting Issuer Audit Committee Charter is attached to this Information Circular as Appendix "H".

The expected members of the Audit Committee after completion of the Business Combination will include the following three directors. Also indicated is whether they are "independent" and "financially literate" within the meaning of National Instrument 52-110 – Audit Committees ("NI 52- 110").

Name of Member	Independent(1)	Financially Literate(2)

Paul Glavine	No	Yes
Eric Hoskins	Yes	Yes
Grant Froese	Yes	Yes

Notes:

(1)A member of the Audit Committee is independent if he or she has no direct or indirect 'material relationship' with the Resulting Issuer. A material relationship is a relationship which could, in the view of the Resulting Issuer's Board of Directors of Directors, reasonably interfere with the exercise of a member's independent judgment. An executive officer of the Resulting Issuer, such as the President or Secretary, is deemed to have a material relationship with the Resulting Issuer.

(2)A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Resulting Issuer's financial statements

Relevant Education and Experience

Paul Glavine – Mr. Glavine is a Co-founder of Cybin and expected to be the Chief Executive Officer of the Resulting Issuer. He is a serial entrepreneur and investor with vast experience in the biotech and cannabis sectors. He is the Co-founder of Global Canna Brands, which was granted the first ever tier 3 cultivation licence in Jamaica. His previous background is in the technology industry and he has advised on M&A and other financings.

Eric Hoskins - Mr. Hoskins is the former Ontario Health Minister (2014-2018) responsible for one of the largest health care systems in North America. He is a former elected Member of Ontario Provincial Parliament holding Cabinet positions in Health, Economic Development and Trade, Children and Youth Services, and Immigration. Dr. Hoskins is a physician and public health specialist with more than thirty years' experience in health care and public policy.

Grant Froese – Mr. Froese is a retail industry veteran with 38 years of experience at Loblaw Companies Limited, Canada's largest food retailer, with his most recent position being Chief Operating Officer. Mr. Froese also served as the Chief Executive Officer of Marquee Health Group, a late stage applicant under the Access to Cannabis for Medical Purposes Regulation and as Chief Executive Officer of Harvest One, a global cannabis company that develops and provides innovative lifestyle and wellness products to consumers and patients in regulated markets around the world where he gained valuable industry experience and insight. Mr. Froese has extensive experience in supply chain management, digital/ecommerce businesses, marketing, brand management, and merchandising and operations management.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

External Auditor Service Fees (By Category)

Aggregate fees paid to the Auditor during the financial years ended July 31, 2019 and 2018 were as follows:

Financial	Year	Audit Fees(1)	Audit	Related	Tax Fees(3)	All Other Fees(4)
Ended			Fees(2)

2019		$9,500	$Nil		$Nil	$Nil

2018		$10,000	$Nil		$Nil	$Nil

Notes:

(1)"Audit fees" include aggregate fees billed by the Corporation's external auditor in each of the last two fiscal years for audit fees.

(2)"Audited related fees" include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under "Audit fees" above.

(3)"Tax fees" include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation's external auditor for tax compliance, tax advice and tax planning.

(4)"All other fees" include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation's external auditor, other than "Audit fees", "Audit related fees" and "Tax fees" above.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors, the only matters to be brought before the Meeting are set forth in the accompanying Notice. These matters are described in more detail under the headings below.

1.Board of Directors Resolution

Shareholders will be asked to consider and, if thought appropriate, to approve, with or without variation, an ordinary resolution to fix the number of Directors at five to take effect only in the event that the Business Combination is completed; and to fix the number of directors on the Board of Directors to three until the earlier of: (i) the next annual meeting of Shareholders; and (ii) 12:01 a.m. on the day following the effective date of the Business Combination (the "Effective Time of the Business Combination"). In order for the following resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote at the Meeting, either in person or by Proxy.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of Proxy will vote the Common Shares represented by such form of Proxy FOR the Board of Directors Resolution. If you do not specify how you want your Common Shares voted at the Meeting, the persons designated as proxyholders in the accompanying form of Proxy will cast the votes represented by your proxy at the Meeting FOR the Board of Directors Resolution.

The Board of Directors unanimously recommends that Shareholders vote FOR the Board of Directors Resolution at the Meeting.

2.Election of Directors

At the Meeting, Shareholders are required to elect the Directors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until their successors are elected or appointed. It is desirable, in connection with the Business Combination, (A) to elect Directors to serve from the close of the Meeting until the earlier of: (i) the close of the next annual meeting of Shareholders or until their successors are elected or appointed; and (ii) the Effective Time of the Business Combination (the "Current Slate"); and (B) to elect Directors to serve from the Effective Time of the Business Combination until the close of the next annual meeting of Shareholders or until their successors are elected or appointed (the "New Slate").

Management of the Corporation does not contemplate that any of the Director nominees under the New Slate will be unable to serve as a director upon the completion of the Business Combination. It is a condition precedent to the completion of the Business Combination that the New Slate, comprised of five individuals, all of whom are nominees of Cybin, be elected on the Effective Time of the Business Combination, as Directors of the Resulting Issuer. If the New Slate does not receive the requisite approval, the Business Combination will not proceed, unless such condition precedent is waived by Cybin.

At the time of the Meeting, the Business Combination will not yet have been completed and there can be no assurance at that time that it will be completed.

As the number of directors will have been set at seven directors, and only five directors will be elected pursuant to the election of the New Slate, the members of the Board of Directors propose to appoint up to seven directors to fill the two vacancies in accordance with the provisions of the Articles of the Corporation.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of Proxy will vote the Common Shares represented by such form of Proxy FOR the Director Election Resolution. If you do not specify how you want your Common Shares voted at the Meeting, the persons designated as proxyholders in the accompanying form of Proxy will cast the votes represented by your proxy at the Meeting FOR the Director Election Resolution.

The Board of Directors unanimously recommends that Shareholders vote FOR the Director Election Resolution at the Meeting.

See below for detailed information concerning the Current Slate and the New Slate.

Current Slate

The following sets forth the name of each of the persons proposed to be nominated for election as a Director as part of the Current Slate, all positions and offices in the Corporation presently held by such nominees, the nominees' municipality and country of residence, principal occupation at the present time and during the preceding five years, the period during which the respective nominees have served as Directors, and the number and percentage of Common Shares beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

The following sets forth the name of each of the persons proposed to be nominated for election as a Director as part of the Current Slate, all positions and offices in the Corporation presently held by such nominees, the nominees' municipality and country of residence, principal occupation at the present time and during the preceding five years, the period during which the respective nominees have served as Directors, and the number and percentage of Common Shares beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Number of
Common
Name, Province or			Shares
	Present Principal Occupation, and	Director	Beneficially
State and Country	Business or Employment Over the Past		Owned or
Since
of Residence	Five Years		Controlled

or Directed
(Indirectly or
Directly)(1)

Nico Civelli (2)	CEO, President of the Corporation;
CEO & Director	Principal of Niconsult GmbH.; Director
Singapore,	of Claren Energy Corp. since August
Singapore	2012; VP Finance of Pacific LNG OPS
	Pte Ltd. since 2011; director of Callinex	March 2017	2,400,000
Mines Inc. since 2013; Director of Terra

Nova Resources Inc. since January
2018.

Mark Lawson(2)	Managing Partner of Clermont Capital
Director	Partners Inc. since 2009. President and
Ontario, Canada	Director of Afrique Energie Corp. from
	September 2012 to December 2015.	October 2016	150,000
Director of Claren Energy Corp. since

September 2016; Director and CEO of Terra
Nova Resources Inc. since August 2018.

Number of
Common
Name, Province or			Shares
	Present Principal Occupation, and	Director	Beneficially
State and Country	Business or Employment Over the Past		Owned or
Since
of Residence	Five Years		Controlled

or Directed
(Indirectly or
Directly)(1)

Matthew Sutcliffe(2)	Chairman of Alexander Mining plc since April
Director	2005 to August 29, 2017. Director of Hunter
Northland, New	Bay Minerals PLC from May 2014 to	October 2016	100,001
Zealand	November 2014.

Notes:

(1)The information as to common shares beneficially owned or controlled has been provided by the nominees themselves.

(2)A member of the Audit Committee.

Messrs. Sutcliffe and Lawson are currently, and would be if elected as a director of the Corporation, "independent" in respect of the Corporation (within the meaning of Sections 1.4 and

1.5of National Instrument 52-110) and financially literate (within the meaning of Section 1.6 of National Instrument 52-110). Mr. Civelli is not deemed "independent" in respect of the Corporation (within the meaning of Sections 1.4 and 1.5 of National Instrument 52-110) and is financially literate (within the meaning of Section 1.6 of National Instrument 52- 110).

Nico Civelli - 43

Mr. Civelli serves as director of Claren Energy Corp. a junior oil and gas issued listed on the TSX- V, a director and member of the audit committee of Callinex Mines Inc., a junior exploration company listed on the TSX-V, Terra Nova Resources Inc., a junior oil and gas company listed on the CSE. Mr. Civelli completed a Master's Degree in Applied Finance at the University of Southern Queensland in Australia.

Mark Lawson - 48

Mr. Lawson has serves as a director or officer on a number of public companies listed on the TSX-V and the CSE. Mr. Lawson holds a Bachelor of Arts in Statistical Sciences from The University of Western Ontario and an MBA from The Richard Ivey School of Business, The University of Western Ontario which he obtained in 2005.

Matthew Sutcliffe - 53

Dr. Sutcliffe was the founder and served as Chairman of Alexander Mining Plc from April 2005 to August 2017 and has served as a director and officer on a number of public companies listed on the TSX-V. Dr. Sutcliffe is a Chartered Engineer and graduated from University of Nottingham in 1990 with a Ph.D. in Mining Engineering.

Other Reporting Issuer Experience

Certain of the director nominees for the Current Slate are presently on the boards or executive officers of other public companies as follows:

Name	Issuer (Exchange)

Claren Energy Corp. (TSX-V)
Nico Civelli	Callinex Mines Inc. (TSX-V)
Terra Nova Resources Inc. (CSE)

Mark Lawson	Claren Energy Corp. (TSX-V)
Terra Nova Resources Inc. (CSE)

Matthew Sutcliffe	None.

Cease Trade Orders, Bankruptcies and Penalties

No proposed Director of the Corporation is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)was the subject of a cease trade or similar order, or an order that denied the Corporation access to any exemption under applicable securities legislation for a period of more than 30 consecutive days that was issued while the proposed Director was acting as director, chief executive officer or chief financial officer; or

(b)was the subject of a cease trade or similar order, or an order that denied the Corporation access to any exemption under applicable securities legislation for a period of more than 30 consecutive days that was issued after the proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described herein, no proposed Director of the Corporation is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director or executive officer of any issuer (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

No proposed Director of the Corporation is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed Director of the Corporation is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for the proposed Director.

New Slate

The following table sets forth the name of each of the persons proposed to be nominated for each of the Board of Directors Nominees, all positions and offices in the Corporation presently held by such nominees, the nominees' municipality and country of residence, principal occupation, the period during which the nominees have served as Directors, and the number and percentage of Common Shares beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised:

Present Principal
Name, Province or	Occupation, and
Business or
State and Country of
Employment Over
Residence
the Past Five

Years

Paul Glavine	Managing director of
Director, Chief Executive	Global Canna Labs
Officer	Limited and Truverra
Toronto, ON
Eric So,	Managing Director,
Director, President	Trinity Venture
Toronto, ON	Partners, President,
Growpacker, Special
Advisor and General
Counsel, Mundo Inc.
John Kanakis,	Managing Director,
Director, SVP Business	Trinity Venture
Development,	Partners, Co-founder
Toronto, ON	and director
Growpacker
Eric Hoskins,	Ontario Health
Director,	Minister
Toronto, ON

Grant Froese	Director, CEO
Toronto, ON	Harvest One
Cannabis Inc.; Chief

Operating Officer at
Loblaws

Number of

Common

Shares

Beneficially

Director SinceOwned or Controlled or

Directed

(Indirectly or

Directly)

N/AN/A

N/AN/A

N/AN/A

N/AN/A

N/AN/A

Information concerning shares of the Corporation to be beneficially owned or controlled, directly or indirectly, by the New Slate on completion of the Business Combination, will be set out in the Listing Statement. Each of the nominees is an officer and direct or indirect holder of common shares in Cybin.

Paul Glavine - 31

Paul Glavine is a Co-founder and the Chief Executive Officer of Cybin. He is a serial entrepreneur and investor with vast experience in the biotech and cannabis sectors. He is the Co-founder of Global Canna Brands, which was granted the first ever tier 3 cultivation licence in Jamaica. His previous background is in the technology industry and he has advised on M&A and other financings.

Eric So - 44

Eric So is a Co-founder and President of Cybin. He is a veteran owner and operator of various public and private companies over the last 15 years and has led C-level corporate strategy, development and finance at all stages of the business life cycle from start-up to high growth and multinational. He began his career practicing in the areas of corporate commercial, securities, finance and mergers and acquisitions at Torys LLP.

John Kanakis - 40

John Kanakis is a Co-founder and SVP of Business Development of Cybin. He is a serial entrepreneur and financier and has financed and advised over 15 private and public companies throughout his career. He began his career in the technology and medical device manufacturing sectors before starting a merchant bank in Toronto.

Eric Hoskins - 59

Eric Hoskins is the former Ontario Health Minister (2014-2018) responsible for one of the largest health care systems in North America. He is a former elected Member of Ontario Provincial Parliament holding Cabinet positions in Health, Economic Development and Trade, Children and Youth Services, and Immigration. Dr. Hoskins is a physician and public health specialist with more than thirty years' experience in health care and public policy.

Grant Froese - 58

Grant Froese is a retail industry veteran with 38 years of experience at Loblaw Companies Limited, Canada's largest food retailer, with his most recent position being Chief Operating Officer. Mr. Froese also served as the Chief Executive Officer of Marquee Health Group, a late stage applicant under the Access to Cannabis for Medical Purposes Regulation and as Chief Executive Officer of Harvest One, a global cannabis company that develops and provides innovative lifestyle and wellness products to consumers and patients in regulated markets around the world where he gained valuable industry experience and insight. Mr. Froese has extensive experience in supply chain management, digital/ecommerce businesses, marketing, brand management, and merchandising and operations management.

Other Reporting Issuer Experience

As of the date of this Circular, other than as set out below, none of the Board of Directors nominees for the New Slate are directors of other issuers that are reporting issuers (or the equivalent) in Canada or a foreign jurisdiction.

	Name of	Name	of
Name		Exchange or		Position		From	To
Reporting Issuer
Market

Eric So	Therapix	Nasdaq		Board	of	June 2017	December
	Biosciences Ltd.			Directors			2019

	Name of	Name	of
Name		Exchange or		Position		From	To
Reporting Issuer
Market

	Hyperblock Inc.	CSE		Board of		July 2018	April 2019
Directors
	Globalive	TSX Venture		Managing		December	December
	Technology			Director, Chief		2017	2018
	Partners			Strategy
Officer
	Riot Blockchain	Nasdaq		Board	of	October	February
	Inc.			Directors		2017	2018
	Synergex	TSX		Vice-President,		April 2006	November
	Corporation			Corporate			2010
Strategy and
General
Counsel
Grant Froese	Harvest One	TSX Venture		Director, Chief		July 2018	March 2020
	Cannabis Inc.			Executive
Officer
	Loblaw Companies	TSX		Officer, Chief		May 2009	April 2017
	Ltd.			Operating
Officer, Chief
Administrative
Officer,
Executive Vice
President

Cease Trade Orders, Bankruptcies and Penalties

Except as disclosed below, no individual who will be a Director of the Corporation upon completion of the Business Combination is as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)was the subject of a cease trade or similar order, or an order that denied the other company access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days that was issued while the proposed Director was acting as director, chief executive officer or chief financial officer; or

(b)was the subject of a cease trade or similar order, or an order that denied the other company access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days that was issued after the proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Eric So was the Vice-President, Corporate Strategy and General Counsel to Synergex Corporation ("Synergex"), a TSX-listed company, until November 2010. Synergex has been subject to a cease trade order since June 12, 2010 for failing to file, financial statements, management's discussion and analysis, annual information form, interim financial statements and related management's discussion and analysis, and the certification of filings pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings.

No individual who will be a Director of the Corporation upon completion of the Business Combination is as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director or executive officer of any issuer (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

No individual who will be a Director of the Corporation upon completion of the Business Combination is as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No individual who will be a Director of the Corporation upon completion of the Business Combination is as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for the proposed Director.

3.Auditor Resolution

At the Meeting, Shareholders are required to appoint the auditor of the Corporation. Ordinarily, that would involve re-appointing Wolrige Mahon, LLP Chartered Accountants of Vancouver, British Columbia, the Corporation's current auditor, to hold office until the next annual meeting of Shareholders. However, if the Business Combination is completed, it will be desirable to change the auditor of the Corporation. In such circumstance, the Shareholders would be asked to consider appointing Zeifmans LLP as auditor of the Corporation. At the time of the Meeting, the Business Combination will not yet have been completed and there can be no assurance at that time that it will be completed.

In order to avoid changing the auditor of the Corporation should it prove unnecessary to do so, and in order to dispense with the need to call an additional meeting of Shareholders to approve the appointment of Zeifmans LLP as auditor of the Corporation conditional and effective only upon the completion of the Business Combination, and to authorize the directors of the Corporation to fix their remuneration.

Wolrige Mahon LLP has agreed to resign as the auditor of the Corporation as of the effective date of the Business Combination. The determination to replace the auditor of the Corporation at the effective date of the Business Combination has been made in the context of the Business Combination and not because of any reportable event (as that term is defined in NI 51-102).

It is anticipated that on the effective date of the Business Combination, Wolrige Mahon LLP will resign as the Corporation's auditor and Zeifmans LLP will fill the vacancy.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of Proxy will vote the Common Shares represented by such form of Proxy FOR the Auditor Resolution. If you do not specify how you want your Common Shares voted at the

Meeting, the persons designated as proxyholders in the accompanying form of Proxy will cast the votes represented by your proxy at the Meeting FOR the Auditor Resolution.

The Board of Directors unanimously recommends that Shareholders vote FOR the Auditor Resolution at the Meeting.

4.Equity Incentive Plan Resolution

The purpose of the equity incentive plan of the Resulting Issuer (the "Resulting Issuer Equity Incentive Plan") is to attract and motivate directors, senior officers, employees, consultants and others providing services to the Corporation and its subsidiaries, and thereby advance the Corporation's interests, by affording such persons with an opportunity to acquire an equity interest in the Corporation through the issuance of stock options.

The shareholders are being asked to approve the Resulting Issuer Equity Incentive Plan at the Meeting, substantially in the form attached to this Circular as Appendix "L".

THE NEW EQUITY INCENTIVE PLAN WILL ONLY BE ADOPTED BY THE CORPORATION IN THE EVENT THAT THE BUSINESS COMBINATION IS SUCCESSFULLY COMPLETED.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of Proxy will vote the Shares represented by such form of Proxy FOR the Equity Incentive Plan Resolution. If you do not specify how you want your Shares voted at the Meeting, the persons designated as proxyholders in the accompanying form of Proxy will cast the votes represented by your proxy at the Meeting FOR the Equity Incentive Plan Resolution.

The Board of Directors unanimously recommends that Shareholders vote FOR the Equity Incentive Plan Resolution at the Meeting.

Summary of Resulting Issuer Equity Incentive Plan

The principal features of the Resulting Issuer Equity Incentive Plan are summarized below.

Summary of the Resulting Issuer Equity Incentive Plan

The following information is intended as a brief description of the Resulting Issuer Equity Incentive Plan and is qualified in its entirety by the full text of the Resulting Issuer Equity Incentive Plan, substantially in the form attached to this Circular as Appendix "L". Capitalized terms are as defined in the Resulting Issuer Equity Incentive Plan.

Purpose

The purpose of the Resulting Issuer Equity Incentive Plan will be to enable the Resulting Issuer and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors and directors capable of assuring the future success of the Resulting Issuer; (ii) to offer such persons incentives to put forth maximum efforts; and (iii) to compensate such persons through various share and cash-based arrangements and provide them with opportunities for share ownership, thereby aligning the interests of such persons and the Resulting Issuer's shareholders.

The Resulting Issuer Equity Incentive Plan permits the granting of (i) share options (the "Options"), (ii) restricted share awards ("Restricted Shares"), (iii) restricted share units ("RSUs"),

(iv)share appreciation rights ("SARs"), (v) performance compensation awards ("Performance

Awards"), (vi) dividend equivalents ("Dividend Equivalents") and (vii) other share based awards (collectively, the "Awards"), as more fully described below.

All rights and obligations noted below of the compensation and nominating committee (the "Compensation and Nominating Committee") in respect of the Resulting Issuer Equity Incentive Plan may, at any time and from time to time, be exercised by the Resulting Issuer's Board of Directors.

Eligibility

Any of the Resulting Issuer's employees, officers, directors, consultants or any affiliate or person to whom an offer of employment or engagement with the Resulting Issuer is extended, are eligible to participate in the Resulting Issuer Equity Incentive Plan if selected by the Compensation and Nominating Committee (the "Participants"). The basis of participation of an individual under the Resulting Issuer Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Resulting Issuer Equity Incentive Plan, will be determined by the Compensation and Nominating Committee based on its judgment as to the best interests of the Resulting Issuer and its shareholders, and therefore cannot be determined in advance.

Any shares subject to an Award under the Resulting Issuer Equity Incentive Plan that are purchased, forfeited, reacquired by the Resulting Issuer (including any withheld to satisfy tax withholding obligations on Awards or securities that are settled in cash), or cancelled, shall again be available to be awarded under the Resulting Issuer Equity Incentive Plan.

In the event of any dividend, recapitalization, forward or reverse share split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of securities or other securities of the Resulting Issuer, issuance of warrants or other rights to acquire securities or other securities of the Resulting Issuer, or other similar corporate transaction or event, which affects the securities, or unusual or nonrecurring events affecting the Resulting Issuer, or the financial statements of the Resulting Issuer, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Compensation and Nominating Committee may make such adjustment, which is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Resulting Issuer Equity Incentive Plan, to (i) the number and kind of securities which may thereafter be issued in connection with Awards, (ii) the number and kind of securities issuable in respect of outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and (iv) any securities limit set forth in the Resulting Issuer Equity Incentive Plan.

If a Participant ceases to be an Eligible Person for any reason, whether for cause or otherwise, the Participant may, within 90 days following the date on which it ceased to be an Eligible Person, or within 30 days if such Participant is an investor relations person or holder of "incentive stock options", exercise any Option that was exercisable on the date the Participant ceased to be an Eligible Person. The Compensation and Nominating Committee may extend such 90 or 30 day period, as applicable, subject to obtaining any approval required by the CSE and subject to a maximum extension to the original expiry date of such Options. Any Option that was not exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire on such date, unless extended pursuant to the Resulting Issuer Equity Incentive Plan. Any Option that was exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire immediately following the 90 or 30 day period, as applicable, unless extended pursuant to the Resulting Issuer Equity Incentive Plan.

Awards

Shares Available

Subject to adjustment as provided in the Resulting Issuer Equity Incentive Plan, the aggregate number of common shares in the capital of the Resulting Issuer (the "Resulting Issuer Shares") that may be issued under all Awards under the Resulting Issuer Equity Incentive Plan shall be determined by the board of the Resulting Issuer from time to time, which is expected to be equal to 20% of the issued and outstanding Resulting Issuer Shares at the time of the grant. Notwithstanding the foregoing, the aggregate number of Resulting Issuer Shares that may be issued pursuant to awards of Incentive Share Options shall not exceed that number of Resulting Issuer Shares which is equal to 10% of all issued and outstanding Resulting Issuer Shares on the closing of the Business Combination.

Options

Under the terms of the Resulting Issuer Equity Incentive Plan, unless the Compensation and Nominating Committee determines otherwise in the case of an Option substituted for another Option in connection with a corporate transaction, the exercise price of the Options may not be lower than the greater of the closing market price of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the Options and (b) the date of grant of the Options. Options granted under the Resulting Issuer Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation and Nominating Committee and specified in the applicable award agreement. The maximum term of an Option granted under the Resulting Issuer Equity Incentive Plan will be ten years from the date of grant. Payment in respect of the exercise of an Option may not be made, in whole or in part, with a promissory note.

Restricted Shares and RSUs

Awards of Restricted Shares and RSUs shall be subject to such restrictions as the Compensation and Nominating Committee may impose (including, without limitation, any limitation on the right to vote or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Compensation and Nominating Committee may deem appropriate. Upon a Participant's termination of employment or service or resignation or removal as a director (in either case, as determined under criteria established by the Compensation and Nominating Committee) during the applicable restriction period, all Restricted Shares and all RSUs held by such Participant at such time shall be forfeited and reacquired by the Resulting Issuer for cancellation at no cost to the Resulting Issuer; provided, however, that the Compensation and Nominating Committee may waive in whole or in part any or all remaining restrictions with respect to shares of Restricted Share or RSUs. Pursuant to the policies of the CSE, the value ascribed to the Resulting Issuer Shares covered by the Restricted Share or RSU may not be lower than the greater of the closing market price of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the Restricted Shares or RSUs, and (b) the date of grant of the Restricted Shares or RSUs. Any Restricted Share or RSU granted under the Resulting Issuer Equity Incentive Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Compensation and Nominating Committee may deem appropriate.

Share Appreciation Rights

A SAR granted under the Resulting Issuer Equity Incentive Plan shall confer on the Participant a right to receive upon exercise, the excess of (i) the fair market value of one Resulting Issuer Share on the date of exercise over (ii) the grant price of the SAR as specified by the Compensation and Nominating Committee (which price shall not be less than 100% of the fair market value of one Resulting Issuer Share on the date of grant of the SAR); provided, however, that, subject to applicable law and stock exchange rules, the Compensation and Nominating Committee may designate a grant price below fair market value on the date of grant if the SAR is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Resulting Issuer or an affiliate. Notwithstanding the foregoing, pursuant to the rules of the CSE, Resulting Issuer Shares issued in connection with SARs may not be priced lower than the greater of the closing market prices of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the SAR, and (b) the date of grant of the SAR. Subject to the terms of the Resulting Issuer Equity Incentive Plan, the policies of the CSE and any applicable award agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement, equity compensation and any other terms and conditions of any SAR shall be as determined by the Compensation and Nominating Committee. The Committee may impose such conditions or restrictions on the exercise of any SAR as it may deem appropriate. No SAR may be exercised more than ten years from the grant date.

Performance Awards

A Performance Award granted under the Resulting Issuer Equity Incentive Plan (i) may be denominated or payable in cash, Resulting Issuer Shares (including without limitation, Restricted Share and RSUs), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Compensation and Nominating Committee shall establish. Notwithstanding the foregoing, pursuant to the rules of the CSE, Performance Awards may not be priced lower than the greater of the closing market prices of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the Performance Award, and (b) the date of grant of the Performance Award. Subject to the terms of the Resulting Issuer Equity Incentive Plan and the policies of the CSE, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Compensation and Nominating Committee.

Dividend Equivalents

A Dividend Equivalent granted under the Resulting Issuer Equity Incentive Plan allows Participants to receive payments (in cash, Resulting Issuer Shares, other securities, other Awards or other property as determined in the discretion of the Compensation and Nominating Committee) equivalent to the amount of cash dividends paid by the Resulting Issuer to holders of Resulting Issuer Shares with respect to a number of Resulting Issuer Shares as determined by the Compensation and Nominating Committee. Subject to the terms of the Resulting Issuer Equity Incentive Plan, the policies of the CSE and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Compensation and Nominating Committee shall determine. Notwithstanding the foregoing, (i) the Compensation and Nominating Committee may not grant Dividend Equivalents to eligible persons in connection with grants of Options, SARs or other Awards the value of which is based solely on an increase in the value of the Resulting Issuer Shares after the date of grant of such Award, and (ii) dividend and Dividend Equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed. Subject to the terms of the Resulting Issuer Equity Incentive Plan, the policies of the CSE and any applicable award agreement, such Dividend Equivalents may have such terms and conditions as the Compensation and Nominating Committee shall determine, provided that pursuant to the rules of the CSE, Dividend Equivalents may not be priced lower than the greater of the closing market prices of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the Dividend Equivalent, and (b) the date of grant of the Dividend Equivalent.

Other

In addition, Awards may be granted under the Resulting Issuer Equity Incentive Plan that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Resulting Issuer Shares (including, without limitation, securities convertible into Resulting Issuer Shares), as are deemed by the Compensation and Nominating Committee to be consistent with the purpose of the Resulting Issuer Equity Incentive Plan in accordance with applicable regulations, provided that pursuant to the rules of the CSE, such Awards may not be priced lower than the greater of the closing market prices of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the Award, and (b) the date of grant of the Award.

General

The Compensation and Nominating Committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate, subject to compliance with CSE policies. Generally, Awards granted under the Resulting Issuer Equity Incentive Plan shall be non- transferable.

The Compensation and Nominating Committee may amend, suspend, discontinue or terminate the Resulting Issuer Equity Incentive Plan; provided that (i) such amendment, alteration, suspension, discontinuation, or termination complies with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange, including receipt of any required approval from the governmental entity or stock exchange and (ii) no such amendment or termination may adversely affect Awards then outstanding without the Award holder's permission.

Tax Withholding

The Resulting Issuer may take such action as it deems appropriate to ensure that all applicable federal, state, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

5.Delisting Resolution

At the Meeting, the Shareholders will be asked to approve, conditional and effective only upon the completion of the Business Combination, the Delisting Resolution which proposes to delist the Common Shares of the Corporation from the TSX-V and relist the Common Shares of the Corporation on the CSE on the completion of the Business Combination.

To be effective, the Delisting Resolution must be approved by a simple majority of the votes cast by Shareholders who vote at the Meeting, either in person or by Proxy.

It is a condition precedent to the completion of the Business Combination that the Shareholders approve the Delisting Resolution. If the Delisting Resolution does not receive the requisite approval, the Business Combination will not proceed, unless such condition precedent is waived by Cybin.

THE DELISTING RESOLUTION WILL ONLY BE IMPLEMENTED IN THE EVENT THAT ALL CONDITIONS TO THE BUSINESS COMBINATION ARE SATISFIED OR WAIVED (OTHER THAN THE NAME CHANGE, CONSOLIDATION, CONTINUANCE, DISPOSITION, AMALGAMATION AND OTHER THAN CONDITIONS THAT MAY BE OR ARE INTENDED TO BE SATISFIED ONLY AFTER THE BUSINESS COMBINATION IS COMPLETED).

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of Proxy will vote the Common Shares represented by such form of Proxy FOR the Delisting Resolution. If you do not specify how you want your Common Shares voted at the Meeting, the persons designated as proxyholders in the accompanying form of Proxy will cast the votes represented by your proxy at the Meeting FOR the Delisting Resolution.

The Board of Directors unanimously recommends that Shareholders vote FOR the Delisting Resolution at the Meeting.

6.Disposition Resolution

The Corporation entered into a mineral property purchase agreement dated July 15, 2020 with 1257172 B.C. Ltd. (the "Purchaser") whereby the Corporation agreed to sell all assets and liabilities of the Corporation, including but not limited to a 100% interest in the Benton Property located in New Brunswick, Canada (the "Disposition"). In consideration, the Purchaser agreed to pay the Corporation $10. The Purchaser is arm's length with the Corporation.

In accordance with the BCBCA, the Corporation is required to receive shareholder approval as the Disposition constitutes a sale of substantially all of the undertaking of the Corporation. The Disposition must be approved by special resolution in order to become effective. To pass, a special resolution requires the affirmative vote of not less than 66 2/3% of the votes cast by the Corporation's shareholders present in person or by proxy at the Meeting.

Rights of Dissenting Shareholders

The Shareholders have the right to dissent to the Disposition pursuant to Part 8, Division 2 of the BCBCA, the text of which is set forth in Appendix "K" to this Circular. In the event that the actions approved by the Disposition Resolution become effective, any Shareholder who dissents in accordance with the provisions of Part 8, Division 2 of the BCBCA will be entitled to be paid the fair value of the Common Shares held by such shareholder determined as at the close of business on the last business day before the Continuance Resolution is adopted. See "Dissent Rights" below.

THE DISPOSITION RESOLUTION WILL ONLY BE IMPLEMENTED IMMEDIATELY PRIOR TO THE COMPLETION OF THE BUSINESS COMBINATION.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of Proxy will vote the Common Shares represented by such form of Proxy FOR the Disposition Resolution. If you do not specify how you want your Common Shares voted at the Meeting, the persons designated as proxyholders in the accompanying form of Proxy will cast the votes represented by your proxy at the Meeting FOR the Disposition Resolution.

The Board of Directors unanimously recommends that Shareholders vote FOR the Disposition Resolution at the Meeting.

7.Continuation Resolution

The Corporation is currently governed by the Business Corporations Act (British Columbia) (the "BCBCA"). The Corporation's shareholders will be asked to consider and, if thought appropriate, pass, with or without amendment, at the Meeting a special resolution approving the Continuance under the Business Corporations Act (Ontario) (the "OBCA"). See "Comparison of the BCBCA and the OBCA" below for a discussion of the principal differences and similarities between the BCBCA and OBCA.

If the Continuance is approved at the Meeting, it is proposed that the Corporation file the continuation application required for the Continuance into Ontario with the Ontario Ministry of Government Services, which will result in a new articles of incorporation (the "New Articles") replacing the existing notice articles as the charter document of the Corporation under the OBCA. The New Articles and new by-laws of the Corporation (the "New By-laws") are expected to be substantially in the form attached to this Circular as Appendix "I" and Appendix "J", respectively.

The Continuance must be approved by special resolution in order to become effective. To pass, a special resolution requires the affirmative vote of not less than 66 2/3% of the votes cast by the Corporation's shareholders present in person or by proxy at the Meeting.

The complete text of the Continuance Resolution which management intends to place before the Meeting authorizing the Continuance is set forth in Appendix "G".

Continuance into the Province of Ontario and Adoption of New Articles and By-laws

The corporate affairs of the Corporation are currently governed by the BCBCA. The British Columbia Registrar of Companies (the "Registrar") under the BCBCA is prepared to allow a continuance out of the Province of British Columbia and into the Province of Ontario upon receipt of an application for authorization to continue out, which confirms that the Corporation will continue to own its property and be subject to any obligations or liabilities prior to the Continuance.

The Continuance does not create a new legal entity, nor does it prejudice or affect the continuity of the Corporation. The Corporation's authorized capital will continue to consist of an unlimited number of common shares and an unlimited number of preferred shares. The Continuance and the adoption of the New Articles and the New By-laws is not expected to result in any substantive changes to the constitution, powers or management of the Corporation, except as otherwise described herein.

The Continuance will, however, affect certain rights of the shareholders as they currently exist under the OBCA as briefly discussed herein. Shareholders should consult their legal advisors regarding implications of the Continuance, which may be of particular importance to them.

The adoption of the New Articles and the New By-laws has been approved by the Board, subject to the completion of the Continuance. Upon the Continuance becoming effective, the former notice of articles and Articles of the Corporation will be replaced by the New Articles and the New By-laws, substantially in the forms attached as Appendix "I" and "J", respectively, of this Circular.

Comparison of the BCBCA and the OBCA

The Corporation is currently governed by the BCBCA but following the Continuance will be governed by the OBCA. While the rights and privileges of shareholders of a BCBCA company are, in many instances, comparable to those rights and privileges of shareholders of a BCBCA company, there are certain differences. The following is a summary of some of the principal differences and similarities between the BCBCA and OBCA; however, such summary is not intended to be exhaustive and should not be considered as legal advice to any particular shareholder. Shareholders are advised to consult their own legal advisors respecting all of the implications of the Continuance.

Notwithstanding the foregoing, upon completion of the Continuance, the Corporation will to be bound by the rules and policies of applicable securities legislation.

Charter Documents

Under the BCBCA, the charter documents consist of: (i) the notice of articles, which sets forth certain prescribed information such as the name of the company, the company's registered and records office, the names and addresses of the directors of the company and the authorized share structure, and (ii) the articles, which govern the management of the company. The notice of articles is filed with the Registrar and the articles are filed only at the records office.

Under the OBCA, the charter documents consist of: (i) articles of incorporation which set forth, among other things, the name of the company, the amount and type of authorized capital, whether there are any restrictions on the transfer of shares of the company, the number of directors (or the minimum and maximum number of directors), any restrictions on the business that the company may carry on and other provisions such as the ability of the directors to appoint additional directors between annual meetings, and (ii) the by-laws which govern the management of the company. The articles are filed with the Ontario Ministry of Finance and the by-laws are filed only at the registered and records office.

Ability to Set Necessary Levels of Shareholder Consent

Under the BCBCA, a company, in its articles, can establish levels for various shareholder approvals (other than those prescribed by the BCBCA). The percentage of votes required for

a"special resolution" can be specified in the articles and may be no less than two-thirds (2/3) and no more than three-quarters (3/4) of the votes cast. The OBCA does not provide for flexibility on shareholder approvals, which are either ordinary resolutions passed by a majority of the votes cast or, where specified in the OBCA, special resolutions which must be passed by at least two- thirds (2/3) of the votes cast.

Choice of Resolutions for Corporate Actions

Under the BCBCA, substantive changes to the charter documents such as an alteration of the restrictions, if any, on the business carried on by a company, an increase or reduction of the authorized capital of a company or changes to the special rights and restrictions attached to shares issued by the company require the type of resolution specified by the BCBCA, or if the BCBCA does not specify the type of resolution, by the type of resolution specified by the articles or, if neither specify the type of resolution, a special resolution passed by the majority of votes that the articles of the company specify is required, if that specified majority is at least two-thirds

(2/3) and not more than three- quarters (3/4) of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds (2/3) of the votes cast on the resolution. The BCBCA provides that special rights and restrictions can be created and attached to issued shares or varied by the type of shareholders' resolutions specified by the articles, or if the articles do not specify the type of resolution, by a special resolution. A proposed amalgamation requires a special resolution approved by the holders of all shares issued, whether voting or not. A continuance of a company out of the jurisdiction or a sale of all or substantially all of the undertaking of the company requires a special resolution passed by holders of shares of each class entitled to vote at a general meeting of the company. The BCBCA provides that a company may, by directors' resolution or ordinary resolution authorize an alteration of its notice of articles to adopt or change a translation of its name. Similarly, if the articles so provide, the name of the company may be changed by a directors' resolution, an ordinary resolution or a special resolution. In addition, certain changes to a company's capital structure including, but not limited to, the creation or cancellation of one or more classes or series of shares, changing the authorized capital, consolidating or subdividing all or any of a company's issued or unissued shares, and other alterations to the share capital and authorized capital may be effected by directors' resolution are permitted under the BCBCA.

Under the OBCA substantive alterations to the charter documents of a company require a resolution passed by not less than two-thirds (2/3) of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class of shares are affected differently by the alteration than the rights of the holders of other classes of shares, a resolution passed by not less than two-thirds (2/3) of the votes cast by the holders of all of the shares of a company, whether or not they carry the right to vote, and a special resolution of each class, or series, as the case may be, even if such class or series is not otherwise entitled to vote. A resolution to amalgamate an OBCA company requires a special resolution passed by the holders of each class of shares or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently. Changes to a company's by-laws requires only an ordinary resolution passed by a simple majority of the votes cast on the resolution.

Change of Name

Under the Corporation's existing Articles, the Corporation may change its name by directors' resolution. The OBCA provides that a special resolution is required in order to change a company's name.

Directors

The OBCA requires that for distributing corporations (like the Corporation) there must be a minimum of three (3) directors at least two (2) of whom shall not be officers or employees of the corporation or its affiliates, and that at least one- quarter (1/4) of the directors be resident Canadians.

The BCBCA provides that a company must have at least one (1) director unless it is a public company, in which case, it must have at least three (3) directors. However, unlike the OBCA, the BCBCA does not impose any residency requirements on the directors.

Under the OBCA, directors may be removed by ordinary resolution whereas under the BCBCA, directors may be removed by a special resolution or, if the articles of a company provide, that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified.

Place of Meetings

Under the BCBCA and the Corporation's existing Articles, general meetings of shareholders may be held anywhere in the world.

The OBCA provides that meetings of shareholders may be held outside of Ontario if a company's articles so provide or if all the shareholders entitled to vote at the meeting so agree.

Quorum Requirement

The Corporation's existing Articles set the quorum requirement as any two shareholders, in person or by proxy, that attend the shareholder meeting.

Under the proposed New By-laws, two (2) or more shareholders holding at least 5 per cent or more of the outstanding shares of the Corporation entitled to vote at the Meeting must be present in person or by proxy at the Meeting before any action may validly be taken at the Meeting.

Requisition of Meetings

Both the OBCA and the BCBCA provide that one (1) or more shareholders of a company holding not less than five percent (5%) of the issued voting shares may give notice to the directors requiring them to call and hold a general meeting of the shareholders of the company.

Under the BCBCA, if the directors do not call a meeting within 21 days of receiving the requisition, the requisitioning shareholders, or any one of them holding in the aggregate, more than two and a half percent (2.5%) of the issued shares of the company that carry the right to vote at general meetings, may call the meeting.

Under the OBCA, if the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Form of Proxy and Information Circular

The BCBCA and OBCA both provide that the applicable form of proxy and information circular for reporting companies is that contained in the relevant parts of National Instrument 51-102 Continuous Disclosure Requirements such that the requirements are the same for public companies in both jurisdictions.

Sale of Undertaking

Under the BCBCA, a company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the company if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the percentage of votes that the articles of the company specify is required. The current Articles provide that a special resolution must be passed by at least two-thirds (2/3) of the votes cast on the resolution.

Under the OBCA, a company may sell, lease or exchange all or substantially all of the property of the company (other than in the ordinary course of business of the company) only if it has been authorized by a special resolution. Each share of the company carries the right to vote in respect of the sale, lease or exchange whether or not such share otherwise carries the right to vote and, where a class or series of shares is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that affected class or series are entitled to vote separately on the transaction.

Both statutes offer dissent rights in the case of such a transaction.

Rights of Dissent and Appraisal

Both the OBCA and the BCBCA contain similar dissent rights for shareholders who dissent to certain actions taken by a company, requiring the company to purchase shares held by such shareholder at the fair value of such shares upon the due exercise of such dissent rights.

In British Columbia, the dissent right is applicable where a company proposes to:

(a)alter its articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)adopt an amalgamation agreement;

(c)approve an amalgamation into a foreign jurisdiction;

(d)approve an arrangement, the terms of which arrangement permit dissent;

(e)authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking; and

(f)authorize the continuation of the company into a jurisdiction other than British Columbia.

The dissent right is also applicable to any other resolution, if dissent is authorized by the resolution, or under any court order that permits dissent.

In Ontario, the dissent right is applicable where a company proposes to:

(a)amend its articles to add, change or remove any provision restricting the issue or transfer or ownership of shares of a class or series of shares of the company;

(b)to add, change or remove any restriction on the business that the company may carry on or upon the powers that the company may exercise,

(c)amalgamate with another company (unless such amalgamation is between (i) a holding company and one or more of its subsidiaries, or (ii) two or more wholly-owned subsidiaries of the same holding company);

(d)be continued under the laws of another jurisdiction; or

(e)sell, lease or exchange all or substantially all of its property.

However, the procedures for exercise of the dissent remedies are different. See "Dissent Rights" below and Appendix "K" to this Circular for a description of the Dissent Rights under the BCBCA applicable to the Continuance Resolution.

Oppression Remedies

An oppression remedy allows a shareholder to apply to a court if a company is being run in amanner which is oppressive or unfairly prejudicial to the interests of that shareholder. If the court finds that oppression exists, it can grant a variety of remedies, ranging from an order restraining the conduct complained of to an order requiring the company to repurchase the shareholder's shares or an order liquidating the company.

In British Columbia, an oppression remedy is available to a shareholder of a company (which term includes any person whom the court considers to be an appropriate person to make an application).

Under the OBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer, former officer of a company or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where, in respect of a company or any of its affiliates:

(a)any act or omission of such company or its affiliates effects or threatens to effect a result;

(b)the business or affairs of such company or its affiliates are or have been or are threatened to be carried on or conducted in a manner; or

(c)the powers of the directors of such company or any of its affiliates are, have been or are threatened to be exercised in a manner,

that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of such company.

Under the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a company, or any other person whom the court considers to be an appropriate person to make an application may, with leave of the court, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation. No leave may be granted unless the court is satisfied that:

(a)the complainant has given at least 14 days' notice to the directors of the company or its subsidiary of the complainant's intention to apply to the court if the directors of the company or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

(b)the complainant is acting in good faith; and

(c)it appears to be in the interests of the company or its subsidiary that the action be brought, prosecuted, defended or discontinued.

A broader right to bring a derivative action is contained in the OBCA than is found in the BCBCA, and this right extends to former shareholders, directors or officers of a company or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a company or any of its subsidiaries. The complainant must provide the directors of such company or its subsidiary with fourteen days' notice of the complainant's intention to apply to the court to bring a derivative action, unless all of the directors of such company or its subsidiary are defendants in the action.

Dividends

Under the BCBCA, a company may pay dividends to its shareholders by shares or money, unless the company is insolvent or the payment of the dividends would render the company insolvent.

Under the OBCA, a company may not pay dividends if the board of directors of the company has reasonable grounds for believing that: (i) the company is or, after the payment, would be unable to pay its liabilities as they become due; or (ii) the realizable value of the company's assets would thereby be less than the aggregate of: (A) its liabilities; and (B) its stated capital of all classes.

Rights of Dissenting Shareholders

The Shareholders have the right to dissent to the Continuance pursuant to Part 8, Division 2 of the BCBCA, the text of which is set forth in Appendix "K" to this Circular. In the event that the actions approved by the Continuance Resolution become effective, any Shareholder who dissents in accordance with the provisions of Part 8, Division 2 of the BCBCA will be entitled to be paid the fair value of the Shares held by such shareholder determined as at the close of business on the last business day before the Continuance Resolution was adopted. See "Dissent Rights" below.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of Proxy will vote the Common Shares represented by such form of Proxy FOR the Continuation Resolution. If you do not specify how you want your Common Shares voted at the Meeting, the persons designated as proxyholders in the accompanying form of Proxy will cast the votes represented by your proxy at the Meeting FOR the Continuation Resolution.

The Board of Directors unanimously recommends that Shareholders vote FOR the Continuation Resolution at the Meeting.

ADDITIONAL INFORMATION

Additional information regarding the Corporation and its business activities is available under the Corporation's profile on the SEDAR website located at www.sedar.com. The Corporation's financial information is provided in the Corporation's audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the Corporation's profile on the SEDAR website at www.sedar.com. Copies of the Corporation's consolidated financial statements and related management discussion and analysis are available upon request, free of charge to Shareholders of the Corporation, by contacting by contacting the Chief Executive Officer, at the Corporation's registered office located at Suite 704, 595 Howe Street, Vancouver, BC V6C 2T5.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors.

July 15, 2020

Signed:	"Nico Civelli"
Name:	Nico Civelli
Title:	Chief Executive Officer

APPENDIX "A"

THE BOARD RESOLUTION

"BE IT HEREBY RESOLVED as an ordinary resolution of the Corporation that:

1.the number of Directors of the Corporation to be elected be and is hereby fixed at three until the earlier of:

(a)the close of the next annual meeting of the Shareholders of the Corporation; and

(b)12:01 a.m. on the day following the effective date of the Business Combination (the "Effective Time of the Business Combination");

is hereby approved; and

2.the number of Directors of the Corporation to be elected following the Effective Time of the Business Combination until the close of the next annual meeting of the Shareholders be and is hereby fixed at five."

i

APPENDIX "B"

DIRECTOR ELECTION RESOLUTION

BE IT HEREBY RESOLVED as an ordinary resolution of the Corporation that:

(1)the election of each of Nico Civelli, Mark Lawson and Matthew Sutcliffe as Directors of the Corporation to hold office until the earlier of:

(a)the close of the next annual meeting of Shareholders of the Corporation or until their successors are elected or appointed; and

(b)12:01 a.m. on the day following the effective date of the Business Combination (the "Effective Time of the Business Combination");

is hereby approved; and

(2)the election of each of Paul Glavine, Eric So, John Kankis, Eric Hoskins and Grant Froese as Directors of the Corporation, to hold office from the Effective Time of the Business Combination until the close of the next annual meeting of the Shareholders or until their successors are elected or appointed, is hereby approved."

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APPENDIX "C"

AUDITOR RESOLUTION

"BE IT HEREBY RESOLVED that:

(1)the appointment of Wolrige Mahon LLP as auditor of the Corporation to hold office until the earlier of:

(a)the close of the next annual meeting of the Shareholders, or

(b)12:01 a.m. on the day following the effective date of the Business Combination (the "Effective Time of the Business Combination")

is hereby approved;

(2)the appointment of Zeifmans LLP as auditor of the Corporation to hold office from the Effective Time of the Business Combination until the close of the next annual meeting of the Shareholders is hereby approved; and

(3)the Board of Directors is hereby authorized to fix the remuneration of the auditor so appointed."

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APPENDIX "D"

EQUITY INCENTIVE PLAN RESOLUTION

"BE IT HEREBY RESOLVED that:

(1)the equity incentive plan of the Resulting Issuer, substantially in the form attached as Appendix "L" to the management information circular of the Corporation dated July 15, 2020, with such amendments, modifications and alterations thereto as any director or officer may approve, is hereby authorized and approved; and

(2)any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of, and on behalf of, the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the intent of the foregoing resolution."

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APPENDIX "E"

DELISTING RESOLUTION

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.the application to de-list from the TSX Venture Exchange (the "TSX-V Delisting") be approved;

2.any other actions taken or expected to be taken, in support of the TSX-V Delisting, are approved; and

3.any one director or officer of the Corporation is hereby authorized and directed to do such further acts as may be required to give effect to this resolution and deliver and file all such documents as any such director or officer may, in his sole discretion, determine are necessary, desirable or useful to implement the foregoing resolution."

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APPENDIX "F"

DISPOSITION RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.the entry into the Purchase Agreement, including the disposition of all assets and liabilities of the Corporation, including but not limited to a 100% interest in the Benton Property, (the "Disposition") is hereby ratified, confirmed and approved;

2.the directors of the Corporation, in their sole discretion, may act upon this resolution authorizing the Disposition, or if deemed appropriate and without any further approval from the shareholders of the Corporation, may choose not to act upon this resolution notwithstanding shareholder approval of the Disposition and are authorized to revoke this resolution in their sole discretion at any time prior to effecting the Disposition; and

3.any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of, and on behalf of, the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the intent of the foregoing resolution."

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APPENDIX "G"

CONTINUATION RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.the continuance of the Corporation out of the jurisdiction of the Province of British Columbia and into the Province of Ontario under the Business Corporations Act (Ontario) (the "OBCA") be and is hereby authorized and approved;

2.the application to the British Columbia Register of Companies in accordance with section 308 under the Business Corporations Act (British Columbia) for authorization to continue out of the Province of British Columbia and into the Province of Ontario under the OBCA be and is hereby authorized and approved;

3.the application by the Corporation to the Ontario Ministry of Government Services under the OBCA for a certificate of continuance in order to continue out of the Province of British Columbia and into the Province of Ontario under the OBCA under the name "CYBIN CORPORATION", or such other name as the board of directors may approve, be and is hereby authorized and approved;

4.effective upon issuance of the certificate of continuance, the Corporation is hereby authorized and directed to adopt the New Articles and the New By-laws in substantially the forms attached as schedules to the Corporation's management information circular dated July 15, 2020, with such amendments, modifications and alterations thereto as the board of directors of the Corporation may approve in order to comply with the requirements of the OBCA, in substitution for the current notice of articles and Articles of the Corporation and all amendments to the current notice of articles and Articles of the Corporation reflected therein are adopted and confirmed;

5.the New By-laws, as adopted by the Corporation's board of directors, are hereby confirmed, ratified and approved;

6.any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver, under corporate seal of the Corporation or otherwise, all such documents and instruments and to do all such acts and things as in his or her opinion may be necessary or desirable to give full effect to this special resolution, the execution of any such documents and instruments or the doing of any such acts or things being conclusive evidence of such determination; and

7.notwithstanding any approval of the shareholders of the Corporation as provided herein, the board of directors may, in its sole discretion, revoke this special resolution and abandon the Continuance before it is acted upon without further approval of the shareholders."

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APPENDIX "H"

RESULTING ISSUER AUDIT COMMITTEE CHARTER

(Implemented pursuant to National Instrument 52-110 – Audit Committees)

National Instrument 52-110 – Audit Committees (the "Instrument") relating to the composition and function of audit committees was implemented for reporting issuers and, accordingly, applies to every Canadian Securities Exchange (the "Exchange") listed company, including Cybin Corporation (the "Corporation"). The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors. The Corporation, as an Exchange listed company is, however, exempt from certain requirements of the Instrument.

This Charter has been adopted by the board of directors of the Corporation (the "Board") in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the Board or the Committee to alter or vary procedures in order to comply more fully with the Instrument or any other such requirement of the Exchange, as applicable from time to time.

PART 1

Purpose:

The purpose of the Committee is to:

(a)improve the quality of the Corporation's financial reporting;

(b)assist the Board to properly and fully discharge its responsibilities;

(c)provide an avenue of enhanced communication between the directors and external auditors;

(d)enhance the external auditor's independence;

(e)ensure the credibility and objectivity of financial reports; and

(f)strengthen the role of the directors by facilitating in depth discussions between directors, management and external auditors.

1.1Definitions

"accounting principles" has the meaning ascribed to it in National Instrument 52-107 – Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

"Affiliate" means a Corporation that is a subsidiary of another Corporation or companies that are controlled by the same entity;

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"audit services" means the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

"Charter" means this audit committee charter;

"Committee" means the Audit Committee established by and among certain members of the Board for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;

"Control Person" means any individual or company that holds or is one of a combination of individuals or companies that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the Corporation;

"financially literate" has the meaning set forth in Section 1.2;

"immediate family member" means a person's spouse, parent, child, sibling, mother or father- in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person's immediate family member) who shares the individual's home;

"Instrument" means National Instrument 52-110 – Audit Committees;

"MD&A" has the meaning ascribed to it in National Instrument 51-102;

"Member" means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations; and

"non-audit services" means services other than audit services.

1.2Meaning of Financially Literate

For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

PART 2

2.1Audit Committee

The Board has hereby established the Committee for, among other purposes, compliance with the Instrument.

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2.2Relationship with External Auditors and Other Parties

The Corporation will require its external auditor to report directly to the Committee and its Members shall ensure that such is the case.

Each Member shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and the accuracy of the information provided to the Corporation by such other persons or organizations.

2.3Committee Responsibilities

1.The Committee shall be responsible for making the following recommendations to the Board of directors:

(a)the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and

(b)the compensation of the external auditor.

2.The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:

(a)reviewing the audit plan with management and the external auditor;

(b)reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

(c)questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(d)reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e)reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

(f)reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management's response and subsequent follow up to any identified weakness;

(g)reviewing interim unaudited financial statements before release to the public;

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(h)reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report and management's discussion and analysis;

(i)reviewing the evaluation of internal controls by the external auditor, together with management's response;

(j)reviewing the terms of reference of the internal auditor, if any;

(k)reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses; and

(l)reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.

3.The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer's external auditor.

4.The Committee shall review the Corporation's financial statements, MD&A, and annual and interim earnings press releases before the Corporation publicly discloses this information.

5.The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

6.When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102, and the planned steps for an orderly transition.

7.The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of auditor.

8.The Committee shall, as applicable, establish procedures for:

(a)the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

(b)the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9.As applicable, the Committee shall establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10.The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.

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11.While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles and applicable rules and regulations, each of which is the responsibility of management and the Corporation's external auditors.

2.4De Minimis Non-Audit Services

The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

(a)the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent (5%) of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the financial year in which the services are provided;

(b)the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c)the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5Delegation of Pre-Approval Function

1.The Committee may delegate to one or more independent Members the authority to pre- approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2.The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(1) must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1Composition

1.The Committee shall be composed of a minimum of three Members.

2.Every Member shall be a director of the issuer.

3.A majority of the Members shall not be employees, Control Persons or executive officers of the Corporation or any affiliate of the Corporation.

4.If practicable, given the composition of the Board, every Member shall be financially literate.

5.If practicable, given the composition of the Board, every Member shall be independent.

6.The Board shall appoint or re-appoint the Members after each annual meeting of shareholders of the Corporation.

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PART 4

4.1Authority

Until the replacement of this Charter, the Committee shall have the authority to:

(a)engage independent legal counsel and other advisors as it determines necessary to carry out its duties;

(b)set and pay the compensation for any advisors employed by the Committee;

(c)communicate directly with the internal and external auditors; and

(d)recommend the amendment or approval of audited and interim financial statements to the Board.

PART 5

5.1Disclosure in Information Circular

If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the Board, the Corporation shall include in its management information circular the disclosure required by Form 52-110F2 (Disclosure by Venture Issuers).

PART 6

6.1Meetings

1.Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

2.Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3.Minutes shall be kept of all meetings of the Committee.

4.The quorum for meetings shall be a majority of the Members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and to hear each other. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present.

6.2Currency of this Charter

This Charter was last approved by the Board on <*>, 2020.

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APPENDIX "I"

NEW ARTICLES

- xiv-

For Ministry Use Only	Ontario Corporation Number
÷ l'usage exclusif du ministère	Numéro de la société en Ontario

Form 6

Business

Corporations

Act

Formule 6 Loi sur les sociétés par actions

ARTICLES OF CONTINUANCE

STATUTS DE MAINTIEN

1.The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)

Dénomination sociale de la société : (÷crire en LETTRES MAJUSCULES SEULEMENT) :

C Y B I N C O R P O R A T I O N

2.The corporation is to be continued under the name (if different from 1 ):

Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) :

3.Name of jurisdiction the corporation is leaving: / Nom du territoire (province ou territoire, ÷tat ou pays) que quitte la société :

British Columbia

Name of jurisdiction / Nom du territoire

4.Date of incorporation/amalgamation: / Date de la constitution ou de la fusion :

2016, 10, 13

Year, Month, Day / année, mois, jour

5.The address of the registered ofﬁ ce is: / Adresse du siège social en :

100 King Street West, Suite 5600

Street & Number or R.R. Number & if Multi-Ofﬁ ce Building give Room No.

Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édiﬁ ce à bureaux, numéro du bureau

Toronto	ONTARIO	M	5	X	1	C	9

Name of Municipality or Post Ofﬁ ce / Nom de la municipalité ou du bureau de poste		Postal Code/Code postal
07171 (2011/05) © Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011	Page 1 of/de 7

6. Number of directors is/are: Nombre d'administrateurs :	Fixed number Nombre fixe		OR minimum and maximum OU minimum et maximum	3	20

7. The director(s) is/are: / Administrateur(s) : First name, middle names and surname Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' Résident canadien Oui/Non

8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pourvoirs de la société.

None.

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9. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

The Corporation is authorized to issue an unlimited number of Preference shares, issuable in series and an unlimited number of common shares.

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10. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

Refer to 4A and 4B annexed hereto.

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4A

10. *Continued*

A. PREFERENCE SHARES

1. Directors' Authority to Issue One or More Series

1.1 The board of directors of the Corporation may issue the Preference shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Corporation may fix the number of shares in such series and shall determine, subject to Section 2.1, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series including, without limiting the generality of the foregoing, the rate(s), amount(s) or method(s) of calculation of preferential dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate(s), amount(s) or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the date(s) and place(s) of payment of dividends and the date(s) from which such preferential dividends shall accrue, the consideration and terms and conditions of any purchase for cancellation, redemption or retraction rights (if any), the conversion or exchange rights (if any), the voting rights (if any) and the terms and conditions of any sinking fund or share purchase plan. Before the issue of the first shares of a series, the directors of the Corporation shall send to the Director (as defined in the *Business Corporations Act* (Ontario)) (the "**Act**") articles of amendment in the prescribed form containing a description of such series including the designations, rights, privileges, restrictions and conditions determined by the directors.

2. Ranking of Series of Preference Shares

2.1 No rights, privileges, restrictions or conditions attaching to a series of Preference shares shall confer upon a series a priority in respect of dividends or return of capital in the event of the liquidation, dissolution or winding-up of the Corporation over any other series of Preference shares.

2.2 If any cumulative dividends, whether or not declared, or declared non-cumulative dividends, or amounts payable on a return of capital in respect of Preference shares are not paid in full, the Preference shares of all series shall participate rateably in respect of such dividends, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the Preference shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

3. Voting Rights

3.1 Except as otherwise provided by the Act or in accordance with any voting rights that may from time to time be attached to any series of Preference shares in accordance with Section 1.1, the holders of the Preference shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

4B

10. *Continued*

4. Approval of Holders of Preference Shares

4.1 The rights, privileges, restrictions and conditions attaching to the Preference shares as a class may be added to, changed or removed but only with the approval of the holders of the Preference shares given in accordance with the Act.

5. Ranking of Preference Shares as a Class

5.1 The Preference shares shall be entitled to priority over the Common shares of the Corporation and over any other shares of any other class of the Corporation ranking junior to the Preference shares with respect to priority in the payment of dividends and the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Preference shares of any series may also be given such other Preferences, not inconsistent with Section 2.1, over the Common shares and over any other shares ranking junior to the Preference shares as may be determined in the case of such series of Preference shares.

B. COMMON SHARES

1. Dividends

1.1 Subject to the prior rights of the holders of the Preference shares and any other shares ranking senior to the Common shares with respect to priority in the payment of dividends, the holders of the Common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Corporation may from time to time determine, and all dividends which the board of directors of the Corporation may declare on the Common shares shall be declared and paid in equal amounts per share on all Common shares at the time outstanding.

2. Dissolution

2.1 In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preference shares and any other shares ranking senior to the Common shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common shares shall be entitled to receive the remaining property and assets of the Corporation.

3. Voting Rights

3.1 The holders of the Common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

11. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

None.

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12. Other provisions, (if any):
Autres dispositions s'il y a lieu :

None.

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13. The corporation has complied with subsection 180(3) of the *Business Corporations Act*.
La société s'est conformée au paragraphe 180(3) de la *Loi sur les sociétés par actions*.

14. The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on
Le maintien de la société en vertu des lois de la province de l'Ontario a été dûment autorisé en vertu des lois de l'autorité législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le

2020
Year, Month, Day
année, mois, jour

15. The corporation is to be continued under the *Business Corporations Act* to the same extent as if it had been incorporated thereunder.
Le maintien de la société en vertu de la *Loi sur les sociétés par actions* a le même effet que si la société avait été constituée en vertu de cette loi.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

CYBIN CORPORATION
Name of Corporation / Dénomination sociale de la société

By / Par

Signature / Signature

Print name of signatory / Nom du signataire en lettres moulées

Director
Description of Office / Fonction

These articles **must** be signed by a director or officer of the corporation (e.g. president, secretary)
Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).

07171 (2011/05)

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APPENDIX "J"

NEW BY-LAWS

- xv-

	CYBIN CORPORATION
	(the "Corporation")
	TABLE OF CONTENTS
ARTICLE 1 - DEFINITIONS AND INTERPRETATION ................................................................		1
1.1	Definitions.............................................................................................................	1
1.2	Interpretation .........................................................................................................	3
1.3	Headings and Table of Contents ...........................................................................	3
ARTICLE 2 - GENERAL..............................................................................................................		3
2.1	Registered Office..................................................................................................	3
2.2	Corporate Seal ......................................................................................................	3
2.3	Financial Year .......................................................................................................	3
2.4	Execution of Documents .......................................................................................	3
2.5	Resolutions in Writing...........................................................................................	4
2.6	Divisions ................................................................................................................	4
ARTICLE 3 - DIRECTORS ...........................................................................................................		5
3.1	General.................................................................................................................	5
3.2	Qualification..........................................................................................................	5
3.3	Election.................................................................................................................	5
3.4	Fixing Number of Directors...................................................................................	5
3.5	Term of Office.......................................................................................................	6
3.6	Ceasing to Hold Office ..........................................................................................	6
3.7	Resignation of a Director......................................................................................	6
3.8	Removal ................................................................................................................	6
3.9	Vacancies.............................................................................................................	6
3.10	Remuneration.......................................................................................................	7
3.11	Power to Borrow...................................................................................................	7
3.12	Delegation of Power to Borrow.............................................................................	7
ARTICLE 4 – NOMINATIONS OF DIRECTORS.........................................................................		7
4.1	Nomination Procedure..........................................................................................	7
4.2	Exclusive Means to Bring Nomination ...................................................................	8
4.3	Timely Notice........................................................................................................	8
4.4	Time Period for Giving Timely Notice ....................................................................	8
4.5	Form of Notice......................................................................................................	8
4.6	Currency of Information......................................................................................	10
4.7	Corporate Governance.......................................................................................	10
4.8	Additional Information.........................................................................................	10
4.9	Notice ..................................................................................................................	11
4.10	Additional Matters...............................................................................................	11
ARTICLE 5 - ANNUAL OR SPECIAL MEETINGS OF SHAREHOLDERS ...............................		12
5.1	Business to be Transacted.................................................................................	12
5.2	Proposal ..............................................................................................................	12
ARTICLE 6 - COMMITTEES ......................................................................................................		12
	- i -

- iv -

BY-LAW NO. 1

A by-law relating generally to the

transaction of the business and affairs of

CYBIN CORPORATION

(herein called the "Corporation")

BE IT PASSED AND MADE as a by-law of the Corporation as follows:

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1Definitions

In this by-law, unless there is something in the subject matter or context inconsistent therewith,

(i)"Act" means the Business Corporations Act (Ontario), as amended or re-enacted from time to time, and includes the regulations made pursuant thereto;

(ii)"affiliate" means an affiliated body corporate, and one body corporate shall be deemed to be affiliated with another body corporate if, but only if, one of them is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is controlled by the same person;

(iii)"articles" means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of arrangement, articles of continuance, articles of dissolution, articles of reorganization, articles of revival, letters patent, supplementary letters patent, a special Act and any other instrument by which the Corporation is incorporated;

(iv)"auditor" means the auditor of the Corporation;

(v)"board" means the board of directors of the Corporation;

(vi)"by-law" means a by-law of the Corporation;

(vii)"Chairman of the Board", "Chief Executive Officer", "Chief Financial Officer", "President", "Vice-President, "Secretary", "Treasurer", "General Manager", "Assistant Secretary", "Assistant Treasurer" or any other officer means such officer of the Corporation;

(viii)"committee" means a committee appointed pursuant to section 6.1 of this by-law;

(ix)"director" means a director of the Corporation;

(x)"day" means a clear day and a period of days shall be deemed to commence the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Saturday, Sunday or holiday the period shall terminate at midnight of the day next following that is not a Saturday, Sunday or holiday;

(xi)"employee" means an employee of the Corporation;

(xii)"number of directors" means the number of directors set out in the articles or, where a minimum and maximum number of directors is set out in the articles, the number of directors as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors;

(xiii)"officer" means an officer of the Corporation;

(xiv)"person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(xv)"resident Canadian" means an individual who is:

(A)a Canadian citizen ordinarily resident in Canada;

(B)a Canadian citizen not ordinarily resident in Canada who is a member of a class of persons prescribed by the Act for the purposes of the definition of "resident Canadian"; or

(C)a permanent resident within the meaning of the Immigration and Refugee Protection Act (Canada) and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than one year after the time at which he or she first became eligible to apply for Canadian citizenship;

(xvi)"shareholder" means a shareholder of the Corporation;

(xvii)"special resolution" means a resolution that is:

(A)submitted to a special meeting of the shareholders of the Corporation duly called for the purpose of considering the resolution and passed, with or without amendment, at such meeting by at least two-thirds of the votes cast; or

(B)consented to in writing by each shareholder of the Corporation entitled to vote at such a meeting or his or her attorney authorized in writing;

(xviii)"STA" means the Securities Transfer Act, 2006 (Ontario);

(xix)"subsidiary" means in relation to another body corporate, a body corporate which

(A)is controlled by

(1)that other, or

(2)that other and one or more bodies corporate each of which is controlled by that other, or

(3)two or more bodies corporate each of which is controlled by that other; or

(B)is a subsidiary of a body corporate that is that other's subsidiary; and

subject to the foregoing, the words and expressions herein contained shall have the same meaning as corresponding words and expressions in the Act.

1.2Interpretation

In each by-law and resolution, unless there is something in the subject matter or context inconsistent therewith, the singular shall include the plural and the plural shall include the singular and the masculine shall include the feminine. Wherever reference is made in this or any other by- law or in any special resolution to any statute or section thereof, such reference shall be deemed to extend and refer to any amendment to or re-enactment of such statute or section, as the case may be.

1.3Headings and Table of Contents

The headings and table of contents in this by-law are inserted for convenience of reference only and shall not affect the construction or interpretation of the provisions of this by-law.

ARTICLE 2 - GENERAL

2.1Registered Office

The Corporation may by resolution of the directors change the location of its registered office within the municipality or geographic township specified in the articles.

2.2Corporate Seal

The Corporation may have a corporate seal which shall be adopted and may be changed by resolution of the directors.

2.3Financial Year

The directors may by resolution fix the financial year end of the Corporation and the directors may from time to time by resolution change the financial year end of the Corporation.

2.4Execution of Documents

(i)Instruments in writing requiring execution by the Corporation may be signed on behalf of the Corporation by any officer or director of the Corporation, and all instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board may from time to time by resolution appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments in writing.

(ii)Any instrument in writing requiring execution by the Corporation may be signed manually or electronically.

(iii)The corporate seal of the Corporation (if any) may be affixed to instruments in writing signed as aforesaid by any person authorized to sign the same or at the direction of any such person.

(iv)The term "instruments in writing" as used herein shall include deeds, contracts, mortgages, hypothecs, charges, conveyances, transfers and assignments of property real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money, conveyances, transfers and assignments of shares, instruments of proxy, powers of attorney, stocks, bonds, debentures or other securities or any paper writings, and shall include share certificates and acknowledgements of a shareholder's right to a share certificate.

(v)Subject to section 13.5 of this by-law, the signature or signatures of an officer or director, person or persons appointed as aforesaid by resolution of the directors, may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all instruments in writing executed or issued by or on behalf of the Corporation and all instruments in writing on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers or persons whose signature or signatures is or are so reproduced and shall be as valid as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such instruments in writing.

2.5Resolutions in Writing

(i)A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or such committee of directors.

(ii)A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or representations in writing are submitted by the auditor in accordance with the Act.

(iii)Where the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

2.6Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case. From time to time the board or any person authorized by the board may authorize, upon such basis as may be considered appropriate in each case:

(i)the further division of the business and operations of any such division into sub- units and the consolidation of the business and operations of any such divisions or sub-units;

(ii)the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; and

(iii)the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officer shall not, as such, be an officer of the Corporation.

ARTICLE 3 - DIRECTORS

3.1General

The directors shall manage or supervise the management of the business and affairs of the Corporation.

3.2Qualification

(i)The following persons are disqualified from being a director:

(A)a person who is less than eighteen (18) years of age;

(B)a person who has been found under the Substitute Decisions Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere;

(C)a person who is not an individual; and

(D)a person who has the status of bankrupt.

(ii)Unless the articles otherwise provide, a director is not required to hold shares issued by the Corporation.

(iii)Unless the Corporation is a non-resident corporation, not less than 25% of the directors shall be resident Canadians, but where the Corporation has less than four directors, at least one director shall be a resident Canadian.

3.3Election

Subject to the provisions of the Act, the directors shall be elected at the first meeting of shareholders and at each succeeding annual meeting of the shareholders.

3.4Fixing Number of Directors

If the articles provide for a minimum and maximum number of directors, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors.

3.5Term of Office

Subject to the provisions of the articles, the term of office of a director not elected for an expressly stated term shall commence at the close of the meeting of shareholders at which he or she is elected and shall terminate at the close of the first annual meeting of shareholders following his or her election. If an election of directors is not held at the proper time the incumbent directors continue in office until their successors are elected.

3.6Ceasing to Hold Office

A director ceases to hold office when:

(i)he or she dies or, subject to section 3.7 of this bylaw, he or she resigns;

(ii)he or she is removed from office in accordance with the provisions of the Act or the by-laws; or

(iii)he or she becomes disqualified from being a director under the Act or by-laws.

3.7Resignation of a Director

A director may resign his or her office as a director by giving to the Corporation his or her written resignation, which resignation shall become effective at the later of:

(i)the time at which such resignation is received by the Corporation; or

(ii)the time specified in the resignation.

3.8Removal

Subject to the provisions of the Act, the shareholders may by resolution at an annual or special meeting of shareholders remove any director or directors from office and may by resolution at such meeting elect any person to fill the vacancy created by the removal of such director, failing which the vacancy created by the removal of such director may be filled by the directors.

3.9Vacancies

(i)Subject to the provisions of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from:

(A)an increase in the number of directors or in the maximum number of directors, as the case may be; or

(B)a failure to elect the number of directors required to be elected at any meeting of shareholders.

(ii)A director appointed or elected to fill a vacancy holds office for the unexpired term of his or her predecessor.

(iii)If there is not a quorum of directors, or if there has been a failure to elect the number of directors required by the articles or by section 3.4 of this by-law, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

(iv)Subject to the articles or by-laws, where there is a vacancy or vacancies on the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.10Remuneration

Subject to the articles and the by-laws, the directors may fix the remuneration of the directors, officers and employees of the Corporation.

3.11Power to Borrow

Unless the articles or by-laws otherwise provide, the directors may without authorization of the shareholders from time to time:

(i)borrow money upon the credit of the Corporation;

(ii)issue, reissue, sell or pledge debt obligations of the Corporation;

(iii)subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv)mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

3.12Delegation of Power to Borrow

Unless the articles or by-laws otherwise provide, the directors may by resolution delegate any or all of the powers referred to in section 3.11 of this by-law to a director, a committee or an officer.

ARTICLE 4 – NOMINATIONS OF DIRECTORS

4.1Nomination Procedure

Only persons who are nominated in accordance with the procedures set out in this section

4.1shall be eligible for election as directors to the board. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the board, as follows:

(i)by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(ii)by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of a meeting of shareholders made in accordance with the provisions of the Act; or

(iii)by any person entitled to vote at such meeting (a "Nominating Shareholder"), who: (A) is, at the close of business on the date of giving notice provided for in section 4.3 below and on the record date for notice of such meeting, either entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) has given timely notice in proper written form as set forth in this section 4.1.

4.2Exclusive Means to Bring Nomination

For the avoidance of doubt, the foregoing section 4.1 shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders.

4.3Timely Notice

For a nomination made by a Nominating Shareholder to be timely notice (a "Timely Notice"), the Nominating Shareholder's notice must be received by the Secretary at the registered office of the Corporation:

(i)in the case of an annual meeting of shareholders, not later than the close of business on the 30th day and not earlier than the opening of business on the 65th day before the date of the meeting: provided, however, if the first public announcement made by the Corporation of the date of the annual meeting is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the day on which the first public announcement of the date of such annual meeting is made by the Corporation; and

(ii)in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Corporation.

4.4Time Period for Giving Timely Notice

The time periods for giving of a Timely Notice shall in all cases be determined based on the original date of the annual meeting or the first public announcement of the annual or special meeting, as applicable. In no event shall an adjournment or postponement of an annual meeting or special meeting of shareholders or any announcement thereof commence a new time period for the giving of a Timely Notice.

4.5Form of Notice

To be in proper written form, a Nominating Shareholder's notice to the Secretary must comply with all the provisions of this section 4.5 and:

(i)disclose or include, as applicable, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"):

(A)their name, age, business and residential address, principal occupation or employment for the past five years and status as a resident Canadian;

(B)their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date(s) on which such securities were acquired;

(C)any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between (i) the Proposed Nominee (or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee), and (ii) the Nominating Shareholder;

(D)a statement that the Proposed Nominee would not be disqualified from being a director pursuant to subsection 105(1) of the Act;

(E)a statement as to whether the Proposed Nominee would be an "independent" director (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected and the reasons and basis for such determination;

(F)any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law;

(G)a duly completed personal information form in respect of the Proposed Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading; and

(ii)disclose or include, as applicable, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

(A)their name, business and residential address, direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date(s) on which such securities were acquired;

(B)their interests in, or rights or obligations associated with, an agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Corporation or the person's economic exposure to the Corporation;

(C)any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board;

(D)any direct or indirect interest of such person in any contract with the Corporation or with any of the Corporation's affiliates or principal competitors;

(E)a representation that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

(F)a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder in connection with such nomination or otherwise solicit proxies or votes from shareholders in support of such nomination; and

(G)any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law.

4.6Currency of Information

All information to be provided in a Timely Notice pursuant to section 4.5 shall be provided as of the date of such notice. The Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days prior to the date of the meeting, or any adjournment or postponement thereof.

4.7Corporate Governance

To be eligible to be a candidate for election as a director and to be duly nominated, a Proposed Nominee must have previously delivered to the Secretary at the registered office of the Corporation, not less than five days prior to the date of the meeting of shareholders, a written representation and agreement (in form provided by the Corporation) that the Proposed Nominee, if elected as a director, will comply with all applicable corporate governance, conflict of interest, confidentiality and insider trading policies and guidelines of the Corporation in effect during the Proposed Nominee's term in office as a director. Upon the request of a Proposed Nominee or a Nominating Shareholder, the Secretary shall provide copies of all such policies and guidelines then in effect.

4.8Additional Information

If requested by the Corporation, a Proposed Nominee shall furnish any other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as a director of the Corporation or a member of any committee, with respect to any relevant criteria for eligibility, or that could be material to a shareholder's understanding of the eligibility, or lack thereof, of such Proposed Nominee.

4.9Notice

Notwithstanding any other provision of this by-law, any notice, or other document or information required to be given to the Secretary pursuant to this Article 4 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the registered office of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

4.10Additional Matters

(i)The chair of any meeting of shareholders shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Article 4, and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

(ii)Despite any other provision of this Article 4, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear in person at the meeting of shareholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(iii)Nothing in this Article 4 shall obligate the Corporation or the board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Corporation or board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

(iv)The board may, in its sole discretion, waive any requirement of this Article 4.

(v)For the purposes of this Article 4:

(A)"public announcement" means disclosure in a press release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(B)"business day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of Toronto, Ontario.

(vi)This Article 4 is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this Article 4, the provision of the Act or the articles will govern.

ARTICLE 5 - ANNUAL OR SPECIAL MEETINGS OF SHAREHOLDERS

5.1Business to be Transacted

No business may be transacted at an annual or special meeting of shareholders other than business that is either (i) specified in the Corporation's notice of meeting (or any supplement thereto) given by or at the direction of the board, (ii) otherwise properly brought before the meeting by or at the direction of the board, or (iii) otherwise properly brought before the meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in section 5.2 below.

5.2Proposal

For business to be properly brought before a meeting by a shareholder, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation's management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of directors shall also comply with the requirements of Article 4.

ARTICLE 6 - COMMITTEES

6.1Appointment

Subject to the Act, the articles or the by-laws, the directors may appoint from their number one or more committees and may by resolution delegate to any such committee any of the powers of the directors.

6.2Provisions Applicable

The following provisions shall apply to any committee appointed by the directors:

(i)unless otherwise provided by resolution of the directors, each member of a committee shall continue to be a member thereof until the expiration of his or her term of office as a director;

(ii)the directors may from time to time by resolution specify which member of a committee shall be the chairman thereof and, subject to the provisions of section 6.1 of this by-law, may by resolution modify, dissolve or reconstitute a committee and make such regulations with respect to and impose such restrictions upon the exercise of the powers of a committee as the directors think expedient;

(iii)the meetings and proceedings of a committee shall be governed by the provisions of the by-laws of the Corporation for regulating the meetings and proceedings of the board so far as the same are applicable thereto and are not superseded by any regulations or restrictions made or imposed by the directors pursuant to the foregoing provisions hereof;

(iv)the members of a committee as such shall be entitled to such remuneration for their services as members of a committee as may be fixed by resolution of the directors, who are hereby authorized to fix such remuneration;

(v)unless otherwise provided by resolution of the board, the Secretary of the Corporation shall be the secretary of any committee;

(vi)subject to the provisions of section 6.1 of this by-law, the directors shall fill vacancies in a committee by appointment from among their number; and

(vii)unless otherwise provided by resolution of the board, meetings of a committee may be convened by the direction of any member thereof.

ARTICLE 7 - MEETINGS OF DIRECTORS

7.1Place of Meetings

Meetings of the board and of any committee may be held at any place within or outside Ontario. In any financial year of the Corporation, a majority of the meetings of the board and a majority of the meetings of any committee need not be held within Canada.

7.2Calling of Meetings

A meeting of the board may be called at any time by the Chairman of the Board, the President (if he or she is a director), a Vice-President (if he or she is a director) or any two of the directors and the Secretary shall cause notice of a meeting of directors to be given when so directed by any such person or persons.

7.3Notice of Meetings

(i)Notice of any meeting of the board specifying the time and, except where the meeting is to be held as provided for in section 7.6 of this by-law, the place for the holding of such meeting shall be given in accordance with the terms of section 17.1 hereof to every director not less than two (2) days before the date of the meeting.

(ii)Notice of an adjourned meeting of the board is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.

(iii)Meetings of the board may be held at any time without formal notice if all the directors are present or if all the directors who are not present, in writing or by cable, telegram or any form of transmitted or recorded communication, waive notice or signify their consent to the meeting being held without formal notice. Notice of any meeting or any irregularity in any meeting or in the notice thereof may be waived by any director either before or after such meeting. Attendance of a director at a meeting of the board is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

7.4Regular Meetings

The board may by resolution fix a day or days in any month or months for the holding of regular meetings at a time and place specified in such resolution. A copy of any resolution of the board specifying the time and place for the holding of regular meetings of the board shall be sent to each director at least two (2) days before the first of such regular meetings and no other notice shall be required for any of such regular meetings.

7.5First Meeting of New Board

For the first meeting of the board to be held immediately following the election of directors at an annual or other meeting of the shareholders or for a meeting of the board at which a director is appointed to fill a vacancy in the board, no notice need be given to the newly elected or appointed director or directors.

7.6Participation by Telephone

If all the directors present at or participating in the meeting consent, a meeting of the board or of a committee may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present in person at that meeting for the purposes of the Act and this by-law.

7.7Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and who is present at the meeting: Chairman of the Board, President or a Vice-President. If no such officer is present, the directors present shall choose one of their number to be chairman.

7.8Quorum

(i)Subject to the articles and subsection 7.8(i) of this by-law, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of the board, but in no case shall a quorum be less than two-fifths of the number of directors or minimum number of directors, as the case may be.

(ii)Where the Corporation has fewer than three directors, the director or both directors, as the case may be, must be present at any meeting of the board to constitute a quorum.

(iii)Directors shall not transact business at a meeting of directors unless a quorum of the board is present.

7.9Voting

All questions arising at any meeting of the board shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting shall not have, in addition to his or her original vote, a second or casting vote.

7.10Auditor

The auditor shall be entitled to attend at the expense of the Corporation and be heard at meetings of the board on matters relating to his or her duties as auditor.

ARTICLE 8 - STANDARD OF CARE OF DIRECTORS AND OFFICERS

8.1Standard of Care

Every director and officer in exercising his or her powers and discharging his or her duties to the Corporation shall:

(i)act honestly and in good faith with a view to the best interests of the Corporation; and

(ii)exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

8.2Liability for Acts of Others

Subject to the provisions of section 8.1 of this by-law, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipts or acts for conformity or for any loss, damage, or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the board for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects of the Corporation shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto, unless the same are occasioned by his or her own wilful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

ARTICLE 9 - FOR THE PROTECTION OF DIRECTORS AND OFFICERS

9.1Indemnification by Corporation

(i)The Corporation shall indemnify and save harmless a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, or another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(ii)The Corporation shall advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection 9.1(i) of this by-law, but the individual shall repay the money to the Corporation if the individual does not fulfil the conditions set out in subsection 9.1(iii) of this by-law.

(iii)The Corporation shall not indemnify an individual identified in subsection 9.1(i) of this by-law unless:

(A)the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

(B)in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

(iv)The Corporation shall, subject to the approval of the Ontario Superior Court of Justice, indemnify an individual referred to in subsection 9.1(i) of this by-law, or advance moneys under subsection 9.1(ii) of this by-law, in respect of an action by or on behalf of the Corporation or other entity to obtain a judgment in its favour, to which the individual is made a party because of the individual's association with the Corporation or other entity as described in subsection 9.1(i) of this by-law, against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in clauses 9.1(iii)(A) and 9.1(iii)(B) of this by-law.

(v)Notwithstanding anything in this Article 9, an individual referred to in subsection 9.1(i) of this by-law is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is made a party because of the individual's association with the Corporation or other entity as described in subsection 9.1(a) of this by-law, if the individual seeking the indemnity:

(A)was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(B)fulfils the conditions set out in clauses 9.1(iii)(A) and 9.1(iii)(B) of this by- law.

(vi)The Corporation shall also indemnify and save harmless an individual referred to in subsection 9.1(i) of this by-law in such other circumstances as the Act or the law permits or requires. Nothing in this by-law shall limit the right of any person entitled to claim indemnity apart from the provisions of this by-law.

(vii)The Corporation may from time to time enter into agreements pursuant to which the Corporation agrees to indemnify one or more persons in accordance with section 9.1 of this by-law.

9.2Insurance

The Corporation may, from time to time as the Board may determine, purchase and maintain insurance for the benefit of an individual referred to in subsection 9.1(i) of this by-law against any liability incurred by the individual:

(i)in the individual's capacity as a director or officer of the Corporation; or

(ii)in the individual's his or her capacity as a director or officer, or a similar capacity, of another entity, of the individual acts or acted in that capacity at the Corporation's request.

9.3Directors' Expenses

The directors shall be reimbursed for their out-of-pocket expenses incurred in attending board, committee or shareholders' meetings or otherwise in respect of the performance by them of their duties and no confirmation by the shareholders of any such reimbursement shall be required.

9.4Performance of Services for Corporation

Subject to Article 10 of this by-law, if any director or officer shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his or her being a director or officer shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

ARTICLE 10 - INTEREST OF DIRECTORS AND OFFICERS IN CONTRACTS

10.1Disclosure of Interest A director or officer who:

(i)is a party to a material contract or transaction or proposed material contract or transaction with the Corporation; or

(ii)is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation,

shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest.

10.2Time of Disclosure by Director

The disclosure required by section 10.1 of this by-law shall be made, in the case of a director:

(i)at the meeting at which a proposed contract or transaction is first considered;

(ii)if the director was not then interested in a proposed contract or transaction, at the first meeting after he or she becomes so interested;

(iii)if the director becomes interested after a contract is made or a transaction is entered into, at the first meeting after he or she becomes so interested; or

(iv)if a person who is interested in a contract or transaction later becomes a director, at the first meeting after he or she becomes a director.

10.3Time of Disclosure by Officer

The disclosure required by section 10.1 of this by-law shall be made, in the case of an officer who is not a director:

(i)forthwith after he or she becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of directors;

(ii)if the officer becomes interested after a contract is made or a transaction is entered into, forthwith after he or she becomes so interested; or

(iii)if a person who is interested in a contract or transaction later becomes an officer, forthwith after he or she becomes an officer.

10.4Time of Disclosure in Extraordinary Cases

Notwithstanding sections 10.2 and 10.3 of this by-law, where section 10.1 of this by-law applies to a director or officer in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of the Corporation's business, would not require approval by the directors or shareholders, the director or officer shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest forthwith after the director or officer becomes aware of the contract or transaction or proposed contract or transaction.

10.5Voting by Interested Director

A director referred to in section 10.1 of this by-law shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is:

(i)one relating primarily to his or her remuneration as a director of the Corporation or an affiliate;

(ii)one for indemnity or insurance pursuant to the provisions of the Act; or

(iii)one with an affiliate.

10.6Remaining directors deemed quorum

If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of section (10.5), the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution.

10.7Nature of Disclosure

For the purposes of this Article 10, a general notice to the directors by a director or officer disclosing that he or she is a director or officer of or has a material interest in a person, or that there has been a material change in the director's or officer's interest in the person, and is to be regarded as interested in any contract made or any transaction entered into with that person, is a sufficient disclosure of interest in relation to any such contract or transaction.

10.8Effect of Disclosure

Where a material contract is made or a material transaction is entered into between the Corporation and a director or officer of the Corporation, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he or she has a material interest:

(i)the director or officer is not accountable to the Corporation or its shareholders for any profit or gain realized from the contract or transaction; and

(ii)the contract or transaction is neither void nor voidable;

by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with sections 10.2, 10.3, 10.4 or 10.6 of this by-law, as the case may be, and the contract or transaction was reasonable and fair to the Corporation at the time it was so approved.

10.9Confirmation by Shareholders

Notwithstanding anything in this Article 10, a director or officer, acting honestly and in good faith, is not accountable to the Corporation or to its shareholders for any profit or gain realized from any such contract or transaction by reason only of his or her holding the office of director or officer, and the contract or transaction, if it was reasonable and fair to the Corporation at the time it was approved, is not by reason only of the director's or officer's interest therein void or voidable, where:

(i)the contract or transaction is confirmed or approved by special resolution at a meeting of the shareholders duly called for that purpose; and

(ii)the nature and extent of the director's or officer's interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in the information circular required pursuant to the provisions of the Act.

ARTICLE 11 – OFFICERS

11.1Officers

Subject to the articles and by-laws, the board may, annually or as often as may be required, by resolution appoint a President or Chairman of the Board and a Secretary. In addition, the board may from time to time by resolution appoint such other officers as the board determines to be necessary or advisable in the interests of the Corporation, which officers shall, subject to the Act, have such authority and perform such duties as may from time to time be prescribed by resolution of the board. None of the said officers, other than the Chairman of the Board, need be a member of the board. Any two or more offices of the Corporation may be held by the same person, except those of President and Vice-President. If the same person holds both the office of Secretary and the office of Treasurer, he or she may be known as Secretary-Treasurer.

11.2Appointment of President or Chairman of the Board and Secretary

At the first meeting of the board after each annual meeting of shareholders, the board may appoint a President or Chairman of the Board and a Secretary.

11.3Remuneration and Removal of Officers

The remuneration of all officers shall be determined from time to time by the board. The fact that any officer is a director or shareholder shall not disqualify him or her from receiving such remuneration as may be so determined. All officers shall be subject to removal by resolution of the board at any time.

11.4Duties of Officers may be Delegated

In case of the absence or inability to act of the Chairman of the Board or the President, or any other officer of the Corporation, or for any other reason that the board may deem sufficient, the board may delegate the powers of such officer to any other officer or to any director for the time being.

11.5Chairman of the Board

The Chairman of the Board shall, if present, preside at all meetings of directors and shareholders. He or she shall sign all instruments which require his or her signature and shall perform all duties incident to his or her office, and shall have such other powers and perform such other duties as may from time to time be prescribed by resolution of the board.

11.6President

The President shall sign all instruments which require his or her signature and shall perform all duties incident to his or her office, and shall have such other powers and perform such other duties as may from time to time be prescribed by resolution of the board.

11.7General Manager

The General Manager shall have such authority to manage the business of the Corporation and perform such duties as may from time to time be prescribed by resolution of the board.

11.8Vice-President

During the President's absence or inability or refusal to act, the President's duties may be performed and his or her powers may be exercised by the Vice-President, or if there are more than one, by the Vice-Presidents in order of seniority or designation (as determined by the board), except that no Vice-President shall preside at a meeting of the board unless he or she is a director. A Vice-President shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

11.9Secretary

The Secretary shall give, or cause to be given, all notices required to be given to shareholders, directors, auditors and members of any committee. He or she shall enter or cause to be entered in the books kept for that purpose minutes of all proceedings at meetings of directors and of shareholders. He or she shall be the custodian of the seal (if any) of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation. The Secretary shall have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

11.10 Treasurer

The Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such depositary or depositaries as the board may by resolution direct. He or she shall at all reasonable times exhibit his or her books and accounts to any director upon application at the office of the Corporation during business hours. He or she shall sign or countersign such instruments as require his or her signature and shall perform all duties incident to his or her office or that are properly required of him or her by resolution of the board. He or she may be required to give such bond for the faithful performance of his or her duties as the board in its uncontrolled discretion may require but no director shall be liable for failure to require any bond or for the insufficiency of any bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided. The Treasurer shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

11.11Assistant Secretary and Assistant Treasurer

(i)During the Secretary's absence or inability or refusal to act, the Assistant Secretary shall perform all the duties of the Secretary. The Assistant Secretary shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

(ii)During the Treasurer's absence or inability or refusal to act, the Assistant Treasurer shall perform all the duties of the Treasurer. The Assistant Treasurer shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

11.12Delegation of Board Powers

In accordance with the by-laws and subject to the provisions of the Act, the board may from time to time by resolution delegate to any officer or officers power to manage the business and affairs of the Corporation.

11.13 Vacancies

If any office of the Corporation shall for any reason be or become vacant, the directors by resolution may appoint a person to fill such vacancy.

11.14 Variation of Powers and Duties

Notwithstanding the foregoing, the board may from time to time and subject to the provisions of the Act, add to or limit the powers and duties of an office or of an officer occupying any office.

11.15Chief Executive Officer

(i)The board may by resolution designate any one of the officers (including the Chairman of the Board, if any) as the Chief Executive Officer of the Corporation and may from time to time by resolution rescind any such designation and designate another officer as the Chief Executive Officer of the Corporation.

(ii)The officer designated as the Chief Executive Officer of the Corporation pursuant to subsection 11.15(i) of this by-law shall exercise general supervision over the affairs of the Corporation.

ARTICLE 12 - MEETINGS OF SHAREHOLDERS

12.1Calling of Meetings

A meeting of shareholders may be called at any time by resolution of the board or by the Chairman of the Board or by the President, and the Secretary shall cause notice of a meeting of shareholders to be given when directed so to do by resolution of the board or by the Chairman of the Board or by the President.

12.2Annual Meeting

Subject to the provisions of the Act, the Corporation shall hold an annual meeting of shareholders not later than eighteen (18) months after the Corporation comes into existence and subsequently not later than fifteen (15) months after holding the last preceding annual meeting for the purpose of considering the financial statements and the auditor's report, electing directors and appointing auditors.

12.3Special Meeting

Subject to the provisions of the Act, a special meeting of shareholders may be called at any time and may be held in conjunction with an annual meeting of shareholders.

12.4Place of Meetings

Subject to the articles and by-laws, a meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

12.5Notice

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section 17.1 in this by-law, in the case of an offering Corporation, not less than twenty- one (21) days, and in the case of any other Corporation, not less than ten (10) days, but, in either case, not more than fifty (50) days before the date of the meeting to each director, to the auditor and to each shareholder entitled to vote at such meeting. A notice of a meeting is not required to be sent to shareholders who were not registered on the records of the Corporation or its transfer agent on the record date determined under subsection 12.9(i) of this by-law but failure to receive a notice does not deprive a shareholder of the right to vote at the meeting.

12.6Contents of Notice

The notice of a meeting of shareholders shall state the day, hour and place of the meeting, and shall state or be accompanied by a statement of:

(i)the nature of any special business to be transacted at the meeting in sufficient detail to permit a shareholder to form a reasoned judgment thereon; and

(ii)the text of any special resolution or by-law to be submitted to the meeting.

For the purposes of this section 12.6, "special business" includes all business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor.

12.7Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner and at any time waive notice of a meeting of shareholders, and attendance of any such person at a meeting of shareholders is a waiver of notice of the meeting, except where he or she attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.8Notice of Adjourned Meetings

(i)If a meeting of shareholders is adjourned for less than thirty (30) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned.

(ii)If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

12.9Record Date for Notice

(i)The directors may by resolution fix in advance a time and date as the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders, which record date shall not precede by more than fifty (50) days or by less than twenty-one (21) days the date on which the meeting is to be held. Where no such record date for the determination of the shareholders entitled to notice of a meeting of the shareholders is fixed by the directors as aforesaid, such record date shall be:

(A)at the close of business on the day immediately preceding the day on which notice of such meeting is given; or

(B)if no notice is given, the day on which the meeting is held;

(ii)If a record date is fixed pursuant to subsection 12.9(i) of this by-law, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven (7) days before the date so fixed, in accordance with section

15.3of this by-law.

12.10Omission of Notice

Subject to the provisions of the Act, the accidental omission to give notice of any meeting of shareholders to any person entitled thereto or the non-receipt of any notice by any such person shall not invalidate any resolution passed or any proceedings taken at any meeting of shareholders.

12.11List of Shareholders

(i)The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared:

(A)if a record date is fixed under subsection 12.9(i) of this by-law not later than ten (10) days after such record date; or

(B)if no record date is fixed:

(1)at the close of business on the day immediately preceding the day on which notice is given; or

(2)where no notice is given; on the day on which the meeting is held.

(ii)A shareholder may examine the list of shareholders:

(A)during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained; and

(B)at the meeting of shareholders for which the list was prepared.

12.12Shareholders Entitled to Vote

Where the Corporation fixes a record date under subsection 12.9(i) of this by-law, a person named in the list prepared under section 12.11 of this by-law is entitled to vote the shares shown opposite his or her name at the meeting to which the list relates.

12.13 Persons Entitled to be Present

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and the President, the Secretary, the directors, the scrutineer or scrutineers and the auditor and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

12.14Proxies

(i)Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as his or her nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

(ii)A proxy shall be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized and shall conform with the requirements of the Act.

12.15Revocation of Proxies

A shareholder may revoke a proxy

(i)by depositing an instrument in writing executed by him or her or by his or her attorney authorized in writing:

(A)at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used; or

(B)with the chairman of the meeting on the day of the meeting or an adjournment thereof; or

(ii)in any other manner permitted by law.

12.16Deposit of Proxies

The directors may by resolution fix a time not exceeding forty-eight (48) hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting.

12.17 Joint Shareholders

Where two (2) or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two (2) or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

12.18Chairman and Secretary

(i)The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: Chairman of the Board, President or, in the absence of the aforesaid officers, a Vice-President who is a director. If there is no such officer or if at a meeting none of them is present within fifteen (15) minutes after the time appointed for the holding of the meeting the shareholders present shall choose a person from their number to be the chairman.

(ii)The Secretary shall be the secretary of any meeting of shareholders, but if the Secretary is absent, the chairman shall appoint some person who need not be a shareholder to act as secretary of the meeting.

12.19 Scrutineers

The chairman of any meeting of shareholders may appoint one or more persons to act as scrutineer or scrutineers at such meeting and in that capacity to report to the chairman such information as to attendance, representation, voting and other matters at the meeting as the chairman shall direct.

12.20 Votes to Govern

At all meetings of shareholders every question shall, unless otherwise required by law, the articles or the by-laws, be determined by the majority of the votes duly cast on the question. In case of an equality of votes, the chairman presiding at the meeting shall not have a second or casting vote in addition to the vote or votes to which he or she may be entitled as a shareholder.

12.21 Show of Hands

At all meetings of shareholders, every question submitted to the meeting shall be decided by a show of hands unless a ballot thereon is required by the chairman or is demanded by a shareholder or proxyholder present and entitled to vote. Upon a show of hands every person present who is either a shareholder entitled to vote or the duly appointed proxyholder of such a shareholder shall have one vote. Before or after a vote by a show of hands has been taken upon any question, the chairman may require, or any shareholder or proxyholder present and entitled to vote may demand, a ballot thereon. Unless a ballot is demanded, an entry in the minutes of a meeting of shareholders to the effect that the chairman declared a motion to be carried is admissible in evidence as prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the motion.

12.22 Ballots

If a ballot is required by the chairman of the meeting or is duly demanded by any shareholder or proxyholder and the demand is not withdrawn, a ballot upon the question shall be taken in such manner and at such time as the chairman of the meeting shall direct.

12.23 Votes on Ballots

Unless the articles otherwise provide, upon a ballot each shareholder who is present in person or represented by proxy shall be entitled to one vote for each share in respect of which he or she is entitled to vote at the meeting and the result of the ballot shall be the decision of the meeting.

12.24 Adjournment

The chairman presiding at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting decides, adjourn the meeting from time to time and from place to place and, subject to the provisions of the Act and subsection 12.8(ii) of this by-law no notice of such adjournment or of the adjourned meeting need be given to the shareholders. Subject to the provisions of the Act, any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such meeting.

12.25 Quorum

At any meeting of shareholders, two (2) individuals present in person, each of whom is either a shareholder entitled to attend and vote at such meeting or the proxyholder of such a shareholder appointed by means of a valid proxy, shall be a quorum for the choice of a chairman (if required) and for the adjournment of the meeting. For all other purposes a quorum for any meeting of shareholders (unless a greater number of shareholders and/or a greater number of shares are required by the Act or by the articles or the by-laws) shall be two (2) individuals present in person, each of whom is either a shareholder entitled to attend and vote at such meeting or the proxyholder of such a shareholder appointed by means of a valid proxy, holding or representing by proxy not less than five percent (5%) of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. No business shall be transacted at any meeting of shareholders while the requisite quorum is not present.

12.26 Only One Shareholder

Where the Corporation has only one shareholder, or only one holder of any class or series of shares, that shareholder present in person or by proxy constitutes a meeting.

ARTICLE 13 - SHARES AND TRANSFERS

13.1Issuance

Subject to the provisions of the Act and the articles, shares of the Corporation may be issued at such time and to such persons and for such consideration as the directors may by resolution determine, but no share shall be issued until it is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

13.2Commissions

The directors may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his or her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

13.3Register of Transfers

Subject to the STA, no transfer of a share shall be registered in a securities register except upon presentation of the certificate, if any, issued by the Corporation, representing the share with an endorsement which complies with the STA made on or delivered with it, duly executed by an appropriate person as provided by the STA, together with such reasonable assurance that the endorsement is genuine and effective as the Board may from time to time prescribe, on payment of all applicable taxes and any reasonable fees prescribed by the Board, on compliance with the restrictions on issue, transfer or ownership authorized by the Articles and on satisfaction of any lien referred to in section 13.4 of this by-law.

13.4Lien on Shares

Except where it has shares listed on a stock exchange recognized by the Ontario Securities Commission, subject to the provisions of the Act, the Corporation has a lien on a share registered in the name of a shareholder or his or her legal representative for a debt of that shareholder to the Corporation. Such lien may be enforced by the Corporation in any manner permitted by law.

13.5Share Certificates

(i)Unless otherwise provided in the Articles, the Board may provide by resolution that all or any classes and series of shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation.

(ii)Subject to subsection 13.5(i) of this by-law, every holder of one or more securities of the Corporation is entitled at his or her option to a security certificate or to a non- transferable written acknowledgement of his or her right to obtain a security certificate from the Corporation, stating the number, class or series of securities held by him or her as shown in the securities register. Such certificates shall be in such form as the Board may from time to time approve and need not be under corporate seal and any such acknowledgements may be in physical form or electronic form capable of being printed and may be signed by any officer or director of the Corporation and notwithstanding any change in the persons holding such offices between the time of actual signing and the issuance of any certificate or acknowledgement and notwithstanding that the officer or director signing may not have held office at the date of the issuance of such certificate or acknowledgment, any such signed certificate or acknowledgement shall be valid and binding upon the Corporation.

(iii)Security certificates and acknowledgements of a shareholder's right to a security certificate, respectively, shall (subject to compliance with the provisions of the provisions of the Act) be in such form as the directors may from time to time by resolution approve and, unless otherwise provided by resolution of the board, such certificates and acknowledgements may be in physical form or electronic form capable of being printed, and notwithstanding any change in the persons holding the offices named on the certificate or acknowledgment between the time of actual signing and the issuance of any certificate or acknowledgement and notwithstanding that any officer or director named on the certificate or acknowledgement may not have held office at the date of the issuance of such certificate or acknowledgment, any such certificate or acknowledgement shall be valid and binding upon the Corporation.

(iv)Notwithstanding section 2.4 of this by-law, the signature of the officer or director may be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon certificates and acknowledgements for shares of the Corporation, and certificates and acknowledgements so signed shall be deemed to have been manually signed by the officer or director whose signature is so printed, engraved, lithographed or otherwise mechanically or electronically reproduced thereon and shall be as valid as if they had been signed manually. Where the Corporation has appointed a transfer agent pursuant to subsection 12.6(i) of this by-law the signature of the officer or director may also be printed, engraved, lithographed or otherwise mechanically reproduced, and when countersigned by or on behalf of a transfer agent, share certificates and acknowledgements so signed shall be as valid as if they had been signed manually.

13.6Transfer Agent

(i)For each class of securities and warrants issued by it, the Corporation may, from time to time, appoint or remove:

(A)a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers; and

(B)a registrar, trustee or agent to maintain a record of issued security certificates and warrants;

and the person or persons appointed pursuant to this subsection shall be referred to in this by-law as a "transfer agent".

(ii)Subject to compliance with the provisions of the Act, the directors may by resolution provide for the transfer and the registration of transfers of shares of the Corporation in one or more places. A transfer agent shall keep all necessary books and registers of the Corporation for the registration and transfer of such shares of the Corporation. All share certificates issued by the Corporation for shares for which a transfer agent has been appointed as aforesaid shall be countersigned by or on behalf of the said transfer agent.

13.7Transfer of Shares

Subject to the restrictions on transfer set forth in the articles, shares of the Corporation shall be transferable on the books of the Corporation in accordance with the applicable provisions of the Act.

13.8Defaced, Destroyed, Stolen or Lost Certificates

Where the owner of a share or shares of the Corporation claims that the certificate for such share or shares has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue a new share certificate in place of the original share certificate if such owner:

(i)so requests before the Corporation has notice that shares represented by the original certificate have been acquired by a bona fide purchaser;

(ii)files with the Corporation an indemnity bond sufficient in the Corporation's opinion to protect the Corporation and any transfer agent from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and

(iii)satisfies any other reasonable requirements imposed by the Corporation.

13.9Joint Shareholders

If two (2) or more persons are registered as joint holders of any share or shares, the Corporation is not bound to issue more than one share certificate in respect thereof and delivery of a share certificate to one of such persons is sufficient delivery to all of them.

13.10 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register or register of transfers in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation or any of its transfer agents.

ARTICLE 14 - DIVIDENDS

14.1Declaration of Dividends

Subject to the provisions of the Act and the articles, the directors may from time to time declare and the Corporation may pay dividends to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

14.2Joint Shareholders

(i)In case several persons are registered as joint holders of any share or shares of the Corporation, the cheque for any dividend payable to such joint holders shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and if more than one address appears on the books of the Corporation in respect of such joint holding the cheque shall be mailed to the first address so appearing.

(ii)In case several persons are registered as the joint holders of any share or shares of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends on such shares and/or payments in respect of the redemption of such shares.

ARTICLE 15 - RECORD DATES

15.1Fixing Record Dates

For the purpose of determining shareholders:

(i)entitled to receive payment of a dividend;

(ii)entitled to participate in a liquidation or distribution; or

(iii)for any other purpose except the right to receive notice of or to vote at a meeting;

the directors may fix in advance a date as the record date for such determination of shareholders, but such record date shall not precede by more than fifty (50) days the particular action to be taken.

15.2No Record Date Fixed

If no record date is fixed pursuant to section 15.1 of this by-law, the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

15.3Notice of Record Date

If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven (7) days before the date so fixed:

(i)by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

(ii)by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

15.4Effect of Record Date

In every case where a record date is fixed pursuant to section 15.1 of this by-law in respect of the payment of a dividend, the making of a liquidation distribution or the issue of warrants or other rights to subscribe for shares or other securities, only shareholders of record at the record date shall be entitled to receive such dividend, liquidation distribution, warrants or other rights.

ARTICLE 16 - CORPORATE RECORDS AND INFORMATION

16.1Keeping of Corporate Records

(i)The Corporation shall prepare and maintain, at its registered office or at such other place in Ontario designated by the directors:

(A)the articles and the by-laws and all amendments thereto;

(B)minutes of meetings and resolutions of shareholders;

(C)a register of directors in which are set out the names and residence addresses, while directors, including the street and number, if any, of all persons who are or have been directors with the several dates on which each became or ceased to be a director;

(D)a securities register in which are recorded the securities issued by the Corporation in registered form, showing with respect to each class or series of securities:

(1)the names, alphabetically arranged, of persons who:

(a)are or have been within six (6) years registered as shareholders and the address including the street and number, if any, of every such person while a holder, and the number and class of shares registered in the name of such holder;

(b)are or have been within six (6) years registered as holders of debt obligations of the Corporation and the address including the street and number, if any, of every such person while a holder, and the class or series and principal amount of the debt obligations registered in the name of such holder; or

(c)are or have been within six (6) years registered as holders of warrants of the Corporation, other than warrants exercisable within one year from the date of issue and the address including the street and number, if any, of every such person while a registered holder, and the class or series and number of warrants registered in the name of such holder; and

(2)the date and particulars of the issue of each security and warrant.

(ii)In addition to the records described in section 16.1 of this by-law, the Corporation shall prepare and maintain adequate accounting records and records containing minutes of meetings and resolutions of the directors and any committee. The records described in this subsection shall be kept at the registered office of the Corporation or at such other place in Ontario as is designated by the directors and shall be open to examination by any director during normal business hours of the Corporation.

(iii)The Corporation shall also cause to be kept a register of transfers in which all transfers of securities issued by the Corporation in registered form and the date and other particulars of each transfer shall be set out.

16.2Access to Corporate Records

Shareholders and creditors of the Corporation and their agents and legal representatives may examine the records referred to in subsection 16.1(i) of this by-law during the usual business hours of the Corporation and may take extracts therefrom, free of charge. If the Corporation is an offering corporation, any other person may examine such records during the usual business hours of the Corporation and may take extracts therefrom upon payment of a reasonable fee.

16.3Copies of Certain Corporate Records

A shareholder is entitled upon request and without charge to one copy of the articles and by-laws.

16.4Report to Shareholders

A copy of the financial statements of the Corporation, a copy of the auditor's report, if any, to the shareholders and a copy of any further information respecting the financial position of the Corporation and the results of its operations required by the articles or the by-laws which are to be placed before an annual meeting of shareholders pursuant to the Act shall be sent to each shareholder not less than ten (10) days before such annual meeting of shareholders (or, if the Corporation is an offering Corporation, not less than twenty-one (21) days) or before the signing of a resolution in accordance with the Act in lieu of such annual meeting, except to a shareholder who has informed the Corporation in writing that he or she does not wish to receive a copy of those documents.

16.5No Discovery of Information

Except as specifically provided for in this Article 16, and subject to all applicable law, no shareholder shall be entitled to or to require discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors would be inexpedient or inadvisable in the interests of the Corporation to communicate to the public.

16.6Conditions for Inspection

The board may from time to time by resolution determine whether and to what extent and at what times and place and under what conditions or regulations the accounts and books of the Corporation or any of them shall be open to the inspection of shareholders, and no shareholder shall have any right to inspect any account or book or document of the Corporation, except as specifically provided for in this Article 16 or as otherwise provided for by statute or as authorized by resolution of the board.

ARTICLE 17 - NOTICES

17.1Method of Giving

Any notice, communication or other document to be sent or given by the Corporation to a shareholder, director, officer, or auditor of the Corporation under the provisions of the Act, the articles or by-laws shall be sufficiently sent and given if delivered personally to the person to whom it is to be given or if delivered to his or her last address as shown in the records of the Corporation or its transfer agent or if mailed by prepaid ordinary mail or air mail in a sealed envelope addressed to him or her at his or her last address as shown on the records of the Corporation or its transfer agent or if sent by any means of wire or wireless or any other form of transmitted or recorded communication. The Secretary may change the address on the records of the Corporation of any shareholder in accordance with any information believed by him or her to be reliable. A notice, communication or document so delivered shall be deemed to have been sent and given when it is delivered personally or delivered at the address aforesaid. A notice, communication or document so mailed shall be deemed to have been sent and given on the day it is deposited in a post office or public letter box and shall be deemed to be received by the addressee on the fifth day after such mailing. A notice sent by any means of wire or wireless or any other form of transmitted or recorded communication shall be deemed to have been sent.

17.2Shares Registered in More Than One Name

All notices or other documents with respect to any shares of the Corporation registered in the names of two (2) or more persons as joint shareholders shall be addressed to all of such persons and sent to the address or addresses for such persons as shown in the records of the Corporation or its transfer agent but notice to one of such persons shall be sufficient notice to all of them.

17.3Persons Becoming Entitled by Operation of Law

Subject to the provisions of the Act, every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any share or shares of the Corporation shall be bound by every notice or other document in respect of such share or shares which previous to his or her name and address being entered on the records of the Corporation shall be duly given to the person or persons from whom he or she derives his or her title to such share or shares.

17.4Deceased Shareholder

Any notice or document delivered or sent to any shareholder as his or her address appears on the records of the Corporation shall, notwithstanding that such shareholder is then deceased and whether or not the Corporation has notice of his or her death, be deemed to have been duly given or served in respect of the shares whether held solely or jointly with other persons by such shareholder until some other person is entered in his or her stead on the records of the Corporation as the holder or one of the joint holders thereof and such service of such notice shall for all purposes be deemed a sufficient service of such notice or document on his or her heirs, executors or administrators and on all persons, if any, interested with him or her in such shares.

17.5Signature to Notice

The signature, if any, to any notice to be given by the Corporation may be written, stamped, typewritten, printed or otherwise mechanically reproduced in whole or in part.

17.6Proof of Service

A certificate of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, a Vice-President, the Secretary or the Treasurer or of any other officer in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the delivery or mailing or service of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall, in the absence of evidence to the contrary, be proof thereof.

17.7Computation of Time

Where a given number of days' notice or notice extending over any period is required to be given, the number of days or period shall be computed in accordance with the definition of "day" contained in section 1.1 of this by-law.

17.8Waiver of Notice

Any shareholder (or his or her duly appointed proxyholder), director, officer, auditor or member of a committee may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him or her under any provisions of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

ARTICLE 18 – REPEAL OF FORMER BY-LAWS

18.1Repeal

All By-laws of the Corporation are repealed as of the coming into force of this By-law No.

1.The repeal shall not affect the previous operation of any by-laws so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law before its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by- law and until amended or repealed.

ENACTED AND CONFIRMED	, 2020.

Name:

Title:

40734544.4

APPENDIX "K"

RIGHTS OF DISSENT

- xvi-

Division 2 — Dissent Proceedings

Definitions and application

237(1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)the court orders otherwise, or

(b)in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238(1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)under section 260, in respect of a resolution to alter the articles

(i)to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b)under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)in respect of any other resolution, if dissent is authorized by the resolution;

(h)in respect of any court order that permits dissent.

(2)A shareholder wishing to dissent must

(a)prepare a separate notice of dissent under section 242 for

(i)the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)provide to the company a separate waiver for

(i)the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)identify in each waiver the person on whose behalf the waiver is made.

(3)If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)a copy of the proposed resolution, and

(b)a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)a copy of the proposed resolution, and

(b)a statement advising of the right to send a notice of dissent.

(3)If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)a copy of the resolution,

(b)a statement advising of the right to send a notice of dissent, and

(c)if the resolution has passed, notification of that fact and the date on which it was passed.

(4)Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241(1) If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)a copy of the entered order, and

(b)a statement advising of the right to send a notice of dissent.

Notice of dissent

242(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)the date on which the shareholder learns that the resolution was passed, and

(iii)the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)A shareholder intending to dissent in respect of a resolution referred to in section 238 (1)

(g)must send written notice of dissent to the company

(a)on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)the names of the registered owners of those other shares,

(ii)the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(j)the name and address of the beneficial owner, and

(ii)a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5)The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)the date on which the company forms the intention to proceed, and

(ii)the date on which the notice of dissent was received, or

(b)if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)A notice sent under subsection (1) (a) or (b) of this section must

(a)be dated not earlier than the date on which the notice is sent,

(b)state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)the certificates, if any, representing the notice shares, and

(c)if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)The written statement referred to in subsection (1) (c) must

(a)be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)the names of the registered owners of those other shares,

(ii)the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)that dissent is being exercised in respect of all of those other shares.

(3)After the dissenter has complied with subsection (1),

(a)the dissenter is deemed to have sold to the company the notice shares, and

(b)the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)promptly pay that amount to the dissenter, or

(b)if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)make consequential orders and give directions it considers appropriate.

(3)Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)the company is insolvent, or

(b)the payment would render the company insolvent.

Loss of right to dissent

246(1) The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)the resolution in respect of which the notice of dissent was sent does not pass;

(c)the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)the notice of dissent is withdrawn with the written consent of the company;

(i)the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247(1) If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX "L"

EQUITY INCENTIVE PLAN

40696135.9

- xvii-

EQUITY INCENTIVE PLAN

CYBIN CORPORATION

(FORMERLY CLARMIN EXPLORATIONS INC.)

SHARE AND INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: <*>, 2020

APPROVED BY THE COMPANY'S SHAREHOLDERS: <*>, 2020

Section 1.	Purpose

The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and Non-Employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various share and cash-based arrangements and provide them with opportunities for share ownership in the Company, thereby aligning the interests of such persons with the Company's shareholders.

Section 2.	Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a)"Affiliate" shall mean any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company within the meaning of the Business Corporations Act (Ontario).

(b)"Award" shall mean any Option, Stock Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, Dividend Equivalent or Other Share-Based Award granted under the Plan.

(c) "Award Agreement" shall mean any written agreement, contract or other instrument or document evidencing an Award granted under the Plan (including a document in an electronic medium) executed in accordance with the requirements of Section 10(b).

(d)"Board" shall mean the Board of Directors of the Company.

(e)"Code" shall mean the U.S. Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(f)"Committee" shall mean the Compensation Committee of the Board or such other committee designated by the Board to administer the Plan.

(g)"Company" shall mean Cybin Corporation (formerly Clarmin Explorations Inc.), an Ontario corporation, and any successor corporation.

(h)"Consultant" means, in relation to the Company, an individual or a Consultant Company, other than an Employee, Director or Officer of the Company, that:

(i)is engaged to provide on a continuous bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution;

(ii)provides the services under a written contract between the Company or the Affiliate and the individual or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(iv)has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(i)"Consultant Company" means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner.

(j)"CSE" means the Canadian Securities Exchange.

(k)"Director" shall mean a member of the Board.

(l)"Dividend Equivalent" shall mean any right granted under Section 6(e) of the Plan.

(m)"Effective Date" shall mean the date the Plan is adopted by the Board, as set forth in Section 12.

(n)"Eligible Person" shall mean any employee, officer, Non-Employee Director, or Consultant providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended.

(o)"Fair Market Value" with respect to one Share as of any date shall mean:

(a) if the Shares are listed on the CSE or any established stock exchange, the price of one Share at the close of the regular trading session of such market or exchange on the last trading day prior to such date, and if no sale of Shares shall have occurred on such date, on the next preceding date on which there was a sale of Shares. Notwithstanding the foregoing, in the event that the Shares are listed on the CSE, for the purposes of establishing the exercise price of any Options, the Fair Market Value shall not be lower than the greater of the closing of the market price of the Shares on the CSE on (x) the prior trading day, and (y) the date of grant of the Options; provided, however, that such market price may be reduced by any applicable discount permitted by the policies of the CSE;

(b)if the Shares are not so listed on the CSE or any established stock exchange, the average of the closing "bid" and "ask" prices quoted by the OTC Bulletin Board, the National Quotation Bureau, or any comparable reporting service on such date or, if there are no quoted "bid" and "ask" prices on such date, on the next preceding date for which there are such quotes for a Share; or

(c)if the Shares are not publicly traded as of such date, the per share value of one Share, as determined by the Board, or any duly authorized Committee of the Board, in its sole discretion, by applying principles of valuation with respect thereto.

(p) "Incentive Stock Option" shall mean an option to purchase Shares granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(q)"Non-Employee Director" shall mean a Director who is not also an employee of the Company or any Affiliate.

(r)"Non-Qualified Stock Option" shall mean an option to purchase Shares granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(s)"Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option to purchase Shares.

(t)"Other Share-Based Award" shall mean any right granted under Section 6(f) of the Plan.

(u)"Participant " shall mean an Eligible Person designated to be granted an Award under the Plan.

(v)"Performance Award " shall mean any right granted under Section 6(d) of the Plan.

(w)"Person" shall mean any individual or entity, including a corporation, partnership, limited liability company, association, joint venture or trust.

(x)"Plan" shall mean this Equity Incentive Plan, as amended from time to time.

(y)"Related Person" has the meaning ascribed thereto in section 2.22 of National Instrument 45-106 Prospectus Exemptions, which includes, without limitation, any director, an executive officer of the Company or of its any Affiliates.

(z)"Restricted Share" shall mean any Share granted under Section 6(c) of the Plan.

(aa)"Restricted Share Unit" shall mean any unit granted under Section 6(c) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date, provided that in the case of Participants who are liable to taxation under the Tax Act in respect of amounts payable under this Plan, that such date shall not be later than December 31of the third calendar year following the year services were performed in respect of the corresponding Restricted Share Unit awarded.

(bb)"Section 409A" shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

(cc)"Securities Act" shall mean the U.S. Securities Act of 1933, as amended.

(dd) "Share" or "Shares" shall mean common shares in the capital of the Company (or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan).

(ee)"Specified Employee" shall mean a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

(ff)"Stock Appreciation Right" shall mean any right granted under Section 6(b) of the Plan.

(gg)"Tax Act" means the Income Tax Act (Canada).

(hh) "U.S. Award Holder" shall mean any holder of an Award who is a "U.S. person" (as defined in Rule 902(k) of Regulation S under the Securities Act) or who is holding or exercising Awards in the United States.

Section 3.	Administration

(a) Power and Authority of the Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (v) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 7; (vi) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations in Section 7, (vii) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, other securities, other Awards or other property (excluding promissory notes), or canceled, forfeited or suspended, subject to the limitations in Section 7; (viii) determine whether, to what extent and under what circumstances amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or the Committee, subject to the requirements of Section 409A; (ix) interpret and administer the Plan and any instrument or agreement, including an Award Agreement, relating to the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and (xii) adopt such modifications, rules, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of the jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of the Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in such non-United States jurisdictions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

(b) Delegation. The Committee may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion, the authority to grant Awards; provided, however, that the Committee shall not delegate such authority in such a manner as would cause the Plan not to comply with applicable exchange rules or applicable corporate law.

(c) Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, (i) the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of all applicable securities rules and (ii) only the Committee (or another committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of any applicable securities exchange where the Shares are then listed) may grant Awards to Directors who are not also employees of the Company or an Affiliate.

(d) Indemnification. To the full extent permitted by law, (i) no member of the Board, the Committee or any person to whom the Committee delegates authority under the Plan shall be liable for any action or determination taken or made in good faith with respect to the Plan or any Award made under the Plan, and (ii) the members of the Board, the Committee and each person to whom the Committee delegates authority under the Plan shall be entitled to indemnification by the Company with regard to such actions and determinations. The provisions of this paragraph shall be in addition to such other rights of indemnification as a member of the Board, the Committee or any other person may have by virtue of such person's position with the Company.

Section 4. Shares Available for Awards

(a)Shares Available. Subject to adjustment as provided in Section 4(c) of the Plan, the aggregate number of Shares that may be issued under all Awards under the Plan shall be the number of Shares as determined by the Board from time to time. Notwithstanding the foregoing, the aggregate number of Shares that may be issued pursuant to awards of Options, including Incentive Stock Options, shall not exceed shall not exceed 20% of the issued and outstanding Shares at the time of the grant of such Options and the aggregate number of Shares that may be issued pursuant to awards of Incentive Stock Options shall not exceed <*> [insert number that is equal to 10% of the issued and outstanding Shares on the closing of the Business Combination]. The aggregate number of Shares that may be issued under all Awards under the Plan shall be reduced by Shares subject to Awards issued under the Plan in accordance with the Share counting rules described in Section 4(b) below.

(b)Counting Shares. For purposes of this Section 4, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan.

(i)Shares Added Back to Reserve. If any Shares covered by an Award or to which an Award relates are not purchased or are forfeited or are reacquired by the Company (including any Shares withheld by the Company or Shares tendered to satisfy any tax withholding obligation on Awards or Shares covered by an Award that are settled in cash), or if an Award otherwise terminates or is cancelled without delivery of any Shares, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture, reacquisition by the Company, termination or cancellation, shall again be available for granting Awards under the Plan.

(ii) Cash-Only Awards. Awards that do not entitle the holder thereof to receive or purchase Shares shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(iii) Substitute Awards Relating to Acquired Entities. Shares issued under Awards granted in substitution for awards previously granted by an entity that is acquired by or merged with the Company or an Affiliate shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(c)Adjustments. In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price with respect to any Award and (iv) the limitations contained in Section 4(d) below; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number. Such adjustment shall be made by the Committee or the Board, whose determination in that respect shall be final, binding and conclusive.

(d)Additional Award Limitations. The aggregate number of Shares issuable to Related Persons pursuant to Awards granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Shares then outstanding. The aggregate number of Shares issued to Related Persons pursuant to Awards and all other security based compensation arrangements, within a one-year period, shall not exceed 10% of the total number of Shares then outstanding. The total number of Shares which may be issued or issuable to any one Related Person and the associates of the Related Person under the Plan and all other security based compensation arrangements within any one-year period shall not exceed 5% of the Shares then outstanding. So long as the Company is listed on the CSE, the aggregate number of Shares issued or issuable to persons providing investor relations activities (as defined in CSE policies) as compensation within a one-year period, shall not exceed 1% of the total number of Shares then outstanding. For the purposes of this Section, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Award. Under this Plan "security based compensation arrangements" shall mean any compensation or incentive mechanism (such as option plans, restricted share plans, share purchase plans) involving the issuance or potential issuances of securities of the Company from treasury.

Section 5.	Eligibility

(a)Eligibility. Any Eligible Person shall be eligible to be designated as a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company and/or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to full-time or part-time employees (which term, as used herein, includes, without limitation, officers and Directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or any successor provision.

(b) Ceasing to be an Eligible Person. If a Participant ceases to be an Eligible Person for any reason, whether for cause or otherwise, the Participant may, but only within 90 days following the date on which it ceased to be an Eligible Person, or within 30 such days if such Participant is an investor relations person or holder of Incentive Stock Options, exercise any Option that was exercisable on the date the Participant ceased to be an Eligible Person. The Committee may extend such 90 or 30 day period, as applicable, subject to obtaining any approval required by the stock exchange on which the Shares then trade, if any, and subject to a maximum extension to the original expiry date of such Options. Any Option that was not exercisable on the date the Participant ceased to be an Eligible Person is deemed to expire on such date, unless extended as contemplated herein. Any Option that was exercisable on the date the Participant ceased to be an Eligible Person is deemed to expire immediately following the 90 or 30 day period, as applicable, unless extended as contemplated herein.

Section 6.	Awards

(a) Options. The Committee is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan, as the Committee shall determine:

(i) Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee and shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; provided, however, that the Committee may designate a purchase price below Fair Market Value on the date of grant if the Option is granted in substitution for a Stock Option previously granted by an entity that is acquired by or merged with the Company or an Affiliate.

(ii) Option Term. The term of each Option shall be fixed by the Committee at the date of grant but shall not be longer than 10 years from the date of grant. Notwithstanding the foregoing, in the event that the expiry date of an Option falls within a trading blackout period imposed by the Company (a "Blackout Period"), and neither the Company nor the individual in possession of an Option is subject to a cease trade order in respect of the Company's securities, then the expiry date of such Option shall be automatically extended to the 10th business day following the end of the Blackout Period. With respect to a U.S. Award Holder, the application of the Blackout Period shall be made in the Company's sole discretion in accordance with the Code and Section 409A thereof.

(iii)Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms, including, but not limited to, cash, Shares (actually or by attestation), other securities, other Awards or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the applicable exercise price, in which payment of the exercise price with respect thereto may be made or deemed to have been made.

(A)Promissory Notes. Notwithstanding the foregoing, the Committee may not permit payment of the exercise price, either in whole or in part, with a promissory note.

(B)Net Exercises. The Committee may, in its discretion, permit an Option to be exercised by delivering to the Participant a number of Shares having an aggregate Fair Market Value (determined as of the date of exercise) equal to the excess, if positive, of the Fair Market Value of the Shares underlying the Option being exercised on the date of exercise, over the exercise price of the Option for such Shares.

(iv)Incentive Stock Options. Notwithstanding anything in the Plan to the contrary, the following additional provisions shall apply to the grant of stock options which are intended to qualify as Incentive Stock Options:

(A) The Committee will not grant Incentive Stock Options in which the aggregate Fair Market Value (determined as of the time the Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under this Plan and all other plans of the Company and its Affiliates) shall exceed $100,000.

(B) All Incentive Stock Options must be granted within ten years from the earlier of the date on which this Plan was adopted by the Committee or the date this Plan was approved by the shareholders of the Company.

(C)Unless sooner exercised, all Incentive Stock Options shall expire and no longer be exercisable no later than 10 years after the date of grant; provided, however, that in the case of a grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or of its Affiliates, such Incentive Stock Option shall expire and no longer be exercisable no later than five years from the date of grant.

(D)The purchase price per Share for an Incentive Stock Option shall be not less than 100% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or of its Affiliates, the purchase price per Share purchasable under an Incentive Stock Option shall be not less than 110% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option.

(E) Any Incentive Stock Option authorized under the Plan shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain all provisions required in order to qualify the Option as an Incentive Stock Option.

(F) Nothing under this Plan is intended to make the Company liable for any harm arising from a grant of Options where such Options do not qualify as Incentive Stock Options for any reason. The Company is not obligated to take any action in the case that any Options fail to qualify as Incentive Stock Options.

(b)Stock Appreciation Rights. The Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share on the date of exercise over

(ii)the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100% of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right; provided, however, that, subject to applicable law and stock exchange rules, the Committee may designate a grant price below Fair Market Value on the date of grant if the Stock Appreciation Right is granted in substitution for a Stock Appreciation Right previously granted by an entity that is acquired by or merged with the Company or an Affiliate. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee (except that the term of each Stock Appreciation Right shall be subject to the same limitations in Section 6(a)(ii) applicable to Options). The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

(c) Restricted Share and Restricted Share Units. The Committee is hereby authorized to grant an Award of Restricted Share and Restricted Share Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) Restrictions. Restricted Shares and Restricted Share Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Share or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate. Notwithstanding the foregoing, rights to dividend or Dividend Equivalent payments shall be subject to the limitations described in Section 6(e).

(ii)Issuance and Delivery of Shares. Any Restricted Share granted under the Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a share certificate or certificates, which certificate or certificates shall be held by the Company or held in nominee name by the share transfer agent or brokerage service selected by the Company to provide such services for the Plan. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Share. Shares representing Restricted Share that are no longer subject to restrictions shall be delivered (including by updating the book-entry registration) to the Participant promptly after the applicable restrictions lapse or are waived. In the case of Restricted Share Units, no Shares shall be issued at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Share Units evidencing the right to receive Shares, such Shares shall be issued and delivered to the holder of the Restricted Share Units.

(iii) Forfeiture. Except as otherwise determined by the Committee or as provided in an Award Agreement, upon a Participant's termination of employment or service or resignation or removal as a Director (in either case, as determined under criteria established by the Committee) during the applicable restriction period, all Restricted Shares and all Restricted Share Units held by such Participant at such time shall be forfeited and reacquired by the Company for cancellation at no cost to the Company; provided, however, that the Committee may waive in whole or in part any or all remaining restrictions with respect to Restricted Shares or Restricted Share Units.

(d) Performance Awards. The Committee is hereby authorized to grant Performance Awards to Eligible Persons. A Performance Award granted under the Plan (i) may be denominated or payable in cash, Shares (including, without limitation, Restricted Share and Restricted Share Units), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Committee shall establish. Subject to the terms of the Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Committee.

(e)Dividend Equivalents. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Notwithstanding the foregoing, (i) the Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, Stock Appreciation Rights or other Awards the value of which is based solely on an increase in the value of the Shares after the date of grant of such Award, and (ii) dividend and Dividend Equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed.

(f) Other Share-Based Awards. The Committee is hereby authorized to grant to Eligible Persons such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Committee to be consistent with the purpose of the Plan. The Committee shall determine the terms and conditions of such Awards, subject to the terms of the Plan and any applicable Award Agreement. No Award issued under this Section 6(f) shall contain a purchase right or an option-like exercise feature.

(g) General Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law.

(ii)Limits on Transfer of Awards. Except as otherwise provided by the Committee in its discretion and subject to such additional terms and conditions as it determines, no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. Where the Committee does permit the transfer of an Award other than a fully vested and unrestricted Share, such permitted transfer shall be for no value and in accordance with all applicable securities rules. The Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant's death. In the event of a Participant's death, any unexercised, options issued to such Participant shall be exercisable within a period of one year next succeeding the year in which the Participant died, unless such exercise period is extended by the Committee and approval is obtained from the stock exchange on which the Shares then trade, as applicable.

(iii)Restrictions; Securities Exchange Listing. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made with respect to, or legends to be placed on the certificates for, such Shares or other securities to reflect such restrictions. The Company shall not be required to deliver any Shares or other securities covered by an Award unless and until the requirements of any federal or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Company to be applicable are satisfied.

(iv)Prohibition on Option and Stock Appreciation Right Repricing. Except as provided in Section 4(c) hereof, the Committee may not, without prior approval of the Company's shareholders and applicable stock exchange approval, seek to effect any repricing of any previously granted, "underwater" Option or Stock Appreciation Right by: (i) amending or modifying the terms of the Option or Stock Appreciation Right to lower the exercise price; (ii) canceling the underwater Option or Stock Appreciation Right and granting either

(A) replacement Options or Stock Appreciation Rights having a lower exercise price; or

(B) Restricted Share, Restricted Share Units, Performance Award or Other Share-Based Award in exchange; or (iii) cancelling or repurchasing the underwater Option or Stock Appreciation Right for cash or other securities. An Option or Stock Appreciation Right will be deemed to be "underwater" at any time when the Fair Market Value of the Shares covered by such Award is less than the exercise price of the Award.

(v) Section 409A Provisions. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes "deferred compensation" to a Participant under Section 409A and applicable guidance thereunder is otherwise payable or distributable to a Participant under the Plan or any Award Agreement solely by reason of the occurrence of a change in control or due to the Participant's disability or "separation from service" (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such change in control event, disability or separation from service meet the definition of a change in control event, disability, or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. Any payment or distribution that otherwise would be made to a Participant who is a Specified Employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is six months after the date of the Specified Employee's separation from service (or if earlier, upon the Specified Employee's death) unless the payment or distribution is exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise.

(vi)Acceleration of Vesting or Exercisability. No Award Agreement shall accelerate the exercisability of any Award or the lapse of restrictions relating to any Award in connection with a change-in-control event, unless such acceleration occurs upon the consummation of (or effective immediately prior to the consummation of, provided that the consummation subsequently occurs) such change-in-control event.

Section 7. Amendment and Termination; Corrections

(a) Amendments to the Plan and Awards. The Committee may from time to time amend, suspend or terminate this Plan, and the Committee may amend the terms of any previously granted Award, provided that no amendment to the terms of any previously granted Award may (except as expressly provided in the Plan) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under this Plan without the written consent of the Participant or holder thereof. Any amendment to this Plan, or to the terms of any Award previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange, including receipt of any required approval from the governmental entity or stock exchange. For greater certainty and without limiting the foregoing, the Committee may amend, suspend, terminate or discontinue the Plan, and the Committee may amend or alter any previously granted Award, as applicable, without obtaining the approval of shareholders of the Company in order to:

(i)amend the eligibility for, and limitations or conditions imposed upon, participation in the Plan;

(ii)amend any terms relating to the granting or exercise of Awards, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry, assignment or adjustment of Awards, or otherwise waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively;

(iii)make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof; or

(iv)amend any terms relating to the administration of the Plan, including the terms of any administrative guidelines or other rules related to the Plan.

Notwithstanding the foregoing and for greater certainty, prior approval of the shareholders of the Company shall be required for any amendment to the Plan or an Award that would:

(i)require shareholder approval under the rules or regulations of securities exchange that is applicable to the Company;

(ii)permit repricing of Options or Stock Appreciation Rights, which is currently prohibited by Section 6(g)(iv) of the Plan;

(iii) permit the award of Options or Stock Appreciation Rights at a price less than 100% of the Fair Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of Section 6(a)(i) and Section 6(b) of the Plan;

(iv)permit Options to be transferable other than for normal estate settlement purposes;

(v)amend this Section 7(a); or

(vi) increase the maximum term permitted for Options and Stock Appreciation Rights as specified in Section 6(a) and Section 6(b) or extend the terms of any Options beyond their original expiry date.

(b)Corporate Transactions. In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs), and no action taken under this Section 7(b) shall be deemed to impair or otherwise adversely alter the rights of any holder of an Award or beneficiary thereof:

(i) either (A) termination of the Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant's vested rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the transaction or event described in this Section 7(b)(i)(A), the Committee or the Board determines in good faith that no amount would have been attained upon the exercise of the Award or realization of the Participant's rights, then the Award may be terminated by the Company without any payment) or (B) the replacement of the Award with other rights or property selected by the Committee or the Board, in its sole discretion;

(ii) that the Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the share of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) that, subject to Section 6(g)(vi), the Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the applicable Award Agreement; or

(iv)that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event.

(c)Correction of Defects, Omissions and Inconsistencies. The Committee may, without prior approval of the shareholders of the Company, correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan.

Section 8. Income Tax Withholding

In order to comply with all applicable federal, state, local or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. Without limiting the foregoing, in order to assist a Participant in paying all or a portion of the applicable taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes (subject to any applicable limitations under ASC Topic 718 to avoid adverse accounting treatment) or (b) delivering to the Company Shares other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

Section 9. U.S. Securities Laws

Neither the Awards nor the securities which may be acquired pursuant to the exercise of the Awards have been registered under the Securities Act or under any securities law of any state of the United States of America and are considered "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act and any Shares shall be affixed with an applicable restrictive legend as set forth in the Award Agreement. The Awards may not be offered or sold, directly or indirectly, in the United States except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or available exemptions therefrom, and the Company has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of any of the Awards or the securities underlying the Awards, which could result in such U.S. Award Holder not being able to dispose of any Shares issued on exercise of Awards for a considerable length of time. Each U.S. Award Holder or anyone who becomes a U.S. Award Holder, who is granted an Award in the United States, who is a resident of the United States or who is otherwise subject to the Securities Act or the securities laws of any state of the United States will be required to complete an Award Agreement which sets out the applicable United States restrictions.

Section 10. General Provisions

(a) No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b)Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant (if requested by the Company), or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established by the Company. An Award Agreement need not be signed by a representative of the Company unless required by the Committee. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

(c) Plan Provisions Control. In the event that any provision of an Award Agreement conflicts with or is inconsistent in any respect with the terms of the Plan as set forth herein or subsequently amended, the terms of the Plan shall control.

(d) No Rights of Shareholders. Except with respect to Shares issued under Awards (and subject to such conditions as the Committee may impose on such Awards pursuant to Section 6(c)(i) or Section 6(e)), neither a Participant nor the Participant's legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until such Shares have been issued.

(e) No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(f)No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant's employment at any time, with or without cause, in accordance with applicable law. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any Affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an Affiliate. Under no circumstances shall any person ceasing to be an employee of the Company or any Affiliate be entitled to any compensation for any loss of any right or benefit under the Plan which such employee might otherwise have enjoyed but for termination of employment, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in the Plan, each Participant shall be deemed to have accepted all the conditions of the Plan and the terms and conditions of any rules and regulations adopted by the Committee and shall be fully bound thereby.

(g)Governing Law. The internal law, and not the law of conflicts, of the Province of Ontario shall govern all questions concerning the validity, construction and effect of the Plan or any Award, and any rules and regulations relating to the Plan or any Award.

(h) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(i)No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(j) Other Benefits. No compensation or benefit awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant's compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

(k)No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(l)Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

Section 11. Clawback or Recoupment

All Awards under this Plan shall be subject to recovery or other penalties pursuant to (i) any Company clawback policy, as may be adopted or amended from time to time, or (ii) any applicable law, rule or regulation or applicable stock exchange rule.

Section 12. Effective Date of the Plan

The Plan was adopted by the Board on <*>, 2020.

Section 13. Term of the Plan

No Award shall be granted under the Plan, and the Plan shall terminate, on the earlier of (i) the tenth anniversary of the date the Plan was last approved by the shareholders of the Company, and (ii) the date of discontinuation or termination established pursuant to Section 7(a) of the Plan. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such dates, and the authority of the Committee provided for hereunder with respect to the Plan and any Awards, and the authority of the Committee to amend the Plan, shall extend beyond the termination of the Plan.

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